Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

THE GOLDFIELD CORPORATION

at

$7.00 Net Per Share

by

FR UTILITY SERVICES MERGER SUB, INC.

a wholly owned subsidiary of

FR UTILITY SERVICES, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON DECEMBER 29, 2020, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer (as defined below) is being made pursuant to the Agreement and Plan of Merger, dated as of November 23, 2020 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among FR Utility Services, Inc., a Delaware corporation (“Parent”), FR Utility Services Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (the “Purchaser”), and The Goldfield Corporation, a Delaware corporation (“Goldfield”). The Purchaser is offering to purchase all of the issued and outstanding shares of common stock, par value $0.10 per share, of Goldfield (“Shares”) at a price of $7.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this offer to purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). Pursuant to the Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, the Purchaser will merge with and into Goldfield (the “Merger”), with Goldfield continuing as the surviving corporation in the Merger and as a wholly owned subsidiary of Parent (the “Surviving Corporation”). As a result of the Merger, each Share issued and outstanding immediately prior to the Effective Time (defined below) of the Merger (other than Shares held in the treasury of Goldfield or owned by any direct or indirect wholly owned subsidiary of Goldfield and Shares owned by Parent, the Purchaser or any direct or indirect wholly owned subsidiary of Parent, or by any stockholders of Goldfield who have properly exercised their appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) will at the Effective Time of the Merger be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest and less any applicable withholding taxes.

On November 22, 2020, after careful consideration, the board of directors of Goldfield (the “Goldfield Board”) unanimously (a) determined and declared that the Merger Agreement and the transactions contemplated thereby (the “Transactions”), including the Offer and the Merger, are advisable, fair to and in the best interests of Goldfield and Goldfield’s stockholders, (b) approved the Merger Agreement and the execution, delivery and performance by Goldfield of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, on the terms and subject to the conditions set forth therein, (c) determined to recommend that the stockholders of Goldfield accept the Offer and tender their Shares to Purchaser pursuant to the Offer, and (d) agreed and authorized that the Merger be governed by Section 251(h) of the DGCL and consummated as soon as practicable following the time Purchaser, for the first time, irrevocably accepts for payment Shares validly tendered and not validly withdrawn pursuant to the Offer.

There is no financing condition to the Offer. The Offer is subject to the satisfaction of the Minimum Condition and other conditions described in Section 15 – “Certain Conditions of the Offer.” If the number of Shares tendered in the Offer is insufficient to cause the Minimum Condition to be satisfied upon expiration of the Offer (taking into account any extensions thereof), then (i) neither the Offer nor the Merger will be consummated and (ii) Goldfield’s stockholders will not receive the Offer Price pursuant to the Offer or any Merger Consideration (as defined below) pursuant to the Merger. A summary of the principal terms of the Offer appears on pages 1 through 9 of this Offer to Purchase under the heading “Summary Term Sheet.” You should read this Offer to Purchase and the other documents to which this Offer to Purchase refers carefully before deciding whether to tender your Shares.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Stockholders may call toll free: (877) 717-3930

Banks and Brokers may call collect: (212) 750-5833

IMPORTANT

If you desire to tender all or any portion of your Shares to the Purchaser pursuant to the Offer, you must (a) follow the procedures described in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” below or (b) if your Shares are held by a broker, dealer, commercial bank, trust company or other nominee, contact such nominee and request that they effect the transaction for you and tender your Shares.

If you desire to tender your Shares to the Purchaser pursuant to the Offer and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or cannot deliver all required documents to the Depositary and Paying Agent (as defined below) by the expiration of the Offer, you may tender your Shares to the Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase.

Beneficial owners of Shares holding their Shares through nominees should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadline for participation in the Offer. Accordingly, beneficial owners holding Shares through a broker, dealer, commercial bank, trust company or other nominee and who wish to participate in the Offer should contact such nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the Offer.

* * * *

Questions and requests for assistance regarding the Offer or any of the terms thereof may be directed to Innisfree M&A Incorporated (“Innisfree”), acting as information agent for the Offer (the “Information Agent”), at the address and telephone number set forth for the Information Agent on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials may also be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is a criminal offense.

i

SUMMARY TERM SHEET

FR Utility Services Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of FR Utility Services, Inc., a Delaware corporation, is offering to purchase all of the issued and outstanding shares of common stock, par value $0.10 per share, of The Goldfield Corporation, a Delaware corporation, at a price of $7.00, net to the seller in cash without interest and less any applicable withholding taxes, as further described herein, upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal.

The following are some questions you, as a stockholder of Goldfield, may have and answers to those questions. This summary term sheet highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the Letter of Transmittal. We have included cross-references in this summary term sheet to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Goldfield contained herein and elsewhere in this Offer to Purchase has been provided to Parent and the Purchaser by Goldfield or has been taken from or is based upon publicly available documents or records of Goldfield on file with the SEC or other public sources at the time of the Offer (as defined in the “Introduction” to this Offer to Purchase). Parent and the Purchaser have not independently verified the accuracy and completeness of such information. Parent and the Purchaser have no knowledge that would indicate that any statements contained herein relating to Goldfield provided to Parent and the Purchaser or taken from or based upon such documents and records filed with the SEC are untrue or incomplete in any material respect. The following are some questions you, as a stockholder of Goldfield, may have and answers to those questions. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers available on the back cover of this Offer to Purchase. Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to the Purchaser and where appropriate, Parent and the Purchaser, collectively.

Securities Sought	All issued and outstanding shares of common stock, par value $0.10 per share of The Goldfield Corporation.

Price Offered Per Share	$7.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes.

Scheduled Expiration of Offer	11:59 P.M., New York City time, on December 29, 2020 (“Offer Expiration Time”), unless the Offer is extended or terminated. See Section 1 – “Terms of the Offer.”

Purchaser	FR Utility Services Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of FR Utility Services, Inc., a Delaware corporation. First Reserve Fund XIV, L.P. (“First Reserve”), or an affiliate thereof, is the controlling stockholder of Parent.

Goldfield’s Board of Directors Recommendation	The board of directors of Goldfield (the “Goldfield Board”) unanimously recommends that the stockholders of Goldfield tender their Shares in the Offer.

Who is offering to buy my Shares?

The Purchaser is offering to purchase all of the issued and outstanding Shares. The Purchaser is a Delaware corporation which was formed for the sole purpose of making the Offer and completing the process by which

Goldfield will become a subsidiary of Parent through the merger of the Purchaser with and into Goldfield (the “Merger”). First Reserve, or an affiliate thereof, is the controlling stockholder of Parent. See the “Introduction,” Section 8 – “Certain Information Concerning Parent and the Purchaser” and Schedule I – “Directors and Executive Officers of the Purchaser, Parent, First Reserve and Controlling Entities.”

How many Shares are you offering to purchase in the Offer?

We are making an offer to purchase all of the issued and outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. See the “Introduction” and Section 1 – “Terms of the Offer.”

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $7.00 per Share, net to you in cash, without interest and less any applicable withholding taxes. If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee, and your broker or nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult with your broker or nominee to determine whether any charges will apply. See the “Introduction,” Section 1 – “Terms of the Offer,” and Section 2 – “Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. The Agreement and Plan of Merger entered into by Parent, the Purchaser and Goldfield on November 23, 2020 provides, among other things, for the terms and conditions of the Offer and the Merger. See Section 11 – “The Merger Agreement; Other Agreements” and Section 15 – “Certain Conditions of the Offer.”

What are the most significant conditions of the Offer?

The obligation of the Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement (the “Offer Conditions”), including, among other things:

(i)

the number of Shares validly tendered and “received” (as defined in Section 251(h)(6) of the DGCL) in the Offer and not validly withdrawn prior to the Offer Expiration Time represent (together with any Shares owned by Parent and its affiliates and excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL)) at least one share more than one-half of the number of the Shares outstanding at the first time the Purchaser irrevocably accepts for payment Shares validly tendered and not validly withdrawn pursuant to the Offer (such time, the “Offer Acceptance Time”) (such condition, the “Minimum Condition”);

(ii)

any waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 as amended (the “HSR Act”) applicable to the Transactions shall have expired or been terminated (such condition, the “Regulatory Condition”);

(iii)

no governmental authority having jurisdiction over any party to the Merger Agreement has issued any order, nor any applicable law or other legal restraint, injunction or prohibition is in effect, that makes consummation of the Offer, the acquisition of Shares by Parent or Purchaser, the Merger or the other Transactions illegal or otherwise prohibited (such condition, the “Restraint Condition”);

(iv)

since the date of the Merger Agreement, there has not been any state of facts, circumstance, condition, event, change, development, occurrence, result or effect (collectively, “Effect”) that has had or would reasonably be expected to have a Company Material Adverse Effect (as defined in the Merger Agreement and described in Section 11 – “The Merger Agreement; Other Agreements” of the Offer to Purchase) (such condition, the “MAE Condition”);

(v)

the accuracy of Goldfield’s representations and warranties contained in the Merger Agreement (subject to de minimis, materiality and Company Material Adverse Effect (as defined in the Merger Agreement and described in Section 11 – “The Merger Agreement; Other Agreements”) qualifiers) (such condition, the “Representations Condition”);

(vi)

Goldfield having complied in all material respects with each of the covenants, obligations and agreements it is required to comply with or perform at or prior to such date and at such time as when the certificate of merger has been duly filed with the Delaware Secretary or at such later time and date as may be agreed by the parties in writing and specified in the certificate of merger in accordance with the DGCL (the “Effective Time”) (such condition, the “Covenants Condition”);

(vii)

Parent and Purchaser having received a certificate of Goldfield, signed by an officer of Goldfield, dated the date on which the Offer expires certifying that the MAE Condition, the Representations Condition and the Covenants Condition have been satisfied (such condition, the “Compliance Certificate Condition”);

(viii)	the Merger Agreement having not been terminated in accordance with its terms (such condition, the “Termination Condition”); and

(ix)	the occurrence of January 29, 2021 (the “Inside Date”) (such condition, the “Inside Date Condition”).

See Section 15 – “Certain Conditions of the Offer.”

Do you have the financial resources to pay for all of the issued and outstanding Shares that you are offering to purchase in the Offer and to consummate the Merger and the other transactions contemplated by the Merger Agreement?

The Purchaser estimates that it will need up to approximately $172 million to purchase all of the issued and outstanding Shares in the Offer, to provide funding for the consideration to be paid in the Merger, to refinance Goldfield’s existing indebtedness and to pay related fees and expenses at the closing of the Transactions. First Reserve has provided to Purchaser an equity commitment equal to $210 million (the “Equity Financing”), the proceeds of which, together with Purchaser’s and Goldfield’s approximately $10.8 million of available cash following the Merger, will be sufficient to pay the Offer Price for all Shares tendered in the Offer, to pay the consideration to be paid in the Merger and to pay all related fees and expenses. Parent has received the Debt Commitment Letter, pursuant to which its lenders have agreed to provide it with $125 million (the “Debt Financing”). Subject to certain conditions, the indebtedness provided under the Debt Commitment Letter will be fully drawn on the date of the closing of the Merger and available to the Borrowers (as the term is defined in the Debt Commitment Letter), to refinance a portion of Parent’s existing indebtedness. Funding of the Debt Financing and the Equity Financing is subject to the satisfaction of various conditions set forth in the Debt Commitment Letter and the Equity Commitment Letter.

Is your financial condition relevant to my decision to tender my Shares in the Offer?

We do not think that our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the consideration offered in the Offer consists solely of cash;

•	the Offer is being made for all issued and outstanding Shares;

•	if we consummate the Offer, subject to the satisfaction or waiver of certain conditions, we have agreed to acquire all remaining Shares for the same cash price in the Merger;

•	the Offer is not subject to any financing condition; and

•	we have all of the financial resources, including committed equity and debt financing, sufficient to finance the Offer and the Merger.

See Section 9 – “Source and Amount of Funds.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately all of the equity interests in, Goldfield. If the Offer is consummated, Parent intends, as soon as practicable after consummation of the Offer, to have the Purchaser merge with and into Goldfield, with Goldfield as the Surviving Corporation. Upon consummation of the Merger, the Surviving Corporation would be a wholly owned subsidiary of Parent. See Section 12 – “Purpose of the Offer; Plans for Goldfield.”

What does the Goldfield Board think about the Offer?

We are making the Offer pursuant to the Merger Agreement, which has been unanimously approved by the Goldfield Board. After careful consideration, the Goldfield Board has unanimously:

•

determined and declared that the Merger Agreement and the Transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of Goldfield and Goldfield’s stockholders;

•

approved the Merger Agreement and the execution, delivery and performance by Goldfield of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, on the terms and subject to the conditions set forth therein;

•	determined to recommend that the stockholders of Goldfield accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and

•	agreed and authorized that the Merger be governed by Section 251(h) of the DGCL and consummated as soon as practicable following the Offer Acceptance Time.

A more complete description of the Goldfield Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, will be set forth in Goldfield’s Solicitation/Recommendation Statement on Schedule 14D-9 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that is being mailed to the stockholders of Goldfield concurrently herewith. See the “Introduction” and Section 10 – “Background of the Offer; Past Contacts or Negotiations with Goldfield.”

Has the Goldfield Board received a fairness opinion in connection with the Offer and the Merger?

Yes. Stifel, Nicolaus & Company, Incorporated (“Stifel”), the financial advisor to Goldfield, delivered an oral opinion to the Goldfield Board on November 22, 2020 and subsequently confirmed by delivery of a written opinion dated as of November 22, 2020 to the effect that, as of such date and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such opinion, the Offer Price to be received by holders of Shares (other than Parent, Purchaser and their respective affiliates and other than any dissenting shares) in the Offer and the Merger pursuant to the Merger Agreement was fair to such holders of Shares, from a financial point of view. The full text of Stifel’s written opinion, which describes the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such opinion, will be included as an annex to the Schedule 14D-9. Stockholders are urged to read the full text of that opinion carefully and in its entirety.

How long do I have to decide whether to tender my Shares in the Offer?

If you desire to tender all or any portion of your Shares to the Purchaser pursuant to the Offer, you must comply with the procedures described in this Offer to Purchase and the Letter of Transmittal, as applicable, by the Expiration Date. The term “Expiration Date” means 11:59 P.M., New York City time, on December 29, 2020, unless, in accordance with the Merger Agreement, the Offer has been extended, in which event the term “Expiration Date” means such later time and date to which the Offer has been extended; provided, however, that the Expiration Date may not be extended beyond February 19, 2021 (the “Outside Date”) or the valid termination of the Merger Agreement.

If you desire to tender all or any portion of your Shares to the Purchaser pursuant to the Offer and you cannot deliver everything that is required in order to make a valid tender by the Expiration Date, you may be able to use a guaranteed delivery procedure by which a broker, a bank or a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”) may guarantee that the missing items will be received by the Depositary and Paying Agent within two trading days on The New York Stock Exchange American (the “NYSE American”). Shares delivered by a Notice of Guaranteed Delivery will not be counted by the Purchaser toward the satisfaction of the Minimum Condition; therefore it is preferable for Shares to be tendered by the other methods described herein. For the tender to be valid, however, the Depositary and Paying Agent must receive the missing items within such two-trading-day period. See Section 1 – “Terms of the Offer” and Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should be aware that such institutions may establish their own earlier deadline for tendering Shares in the Offer.

Accordingly, if you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact such institution as soon as possible in order to determine the times by which you must take action in order to tender Shares in the Offer.

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that, subject to our rights and Goldfield’s rights to terminate the Merger Agreement in accordance with its terms or terminate the Offer under certain circumstances, we will extend the Offer:

•

for any minimum period required by any applicable rule, regulation, interpretation or position of the SEC or the staff thereof or NYSE American (including in order to comply with Exchange Act Rule 14e-1(b) in respect of any change in the Offer Price) or as may be necessary to resolve any comments of the SEC or the staff or NYSE American, in each case, as applicable to the Offer, the Schedule 14D-9 or the Tender Offer Statement on Schedule TO with respect to the Offer (together with any exhibits, supplements or amendments thereto, the “Offer Documents”); and

•

if, as of any then-scheduled Offer Expiration Time, any Offer Condition is not satisfied and has not been waived by Parent or Purchaser (to the extent permitted under the Merger Agreement), by (x) on one or more occasions in consecutive increments of up to five business days each (or such longer or shorter period as the parties to the Merger Agreement may agree) or (y) if any then-scheduled Offer Expiration Time is five or less business days before February 19, 2021, until 11:59 p.m., New York City Time, on the day before such date (or such other date and time as the parties to the Merger Agreement may agree) (each such extension period, an “Additional Offer Period”); provided that, without Goldfield’s written consent, Purchaser shall not extend the Offer, and without Parent’s prior written consent, Purchaser shall not be required to extend the Offer, in each case, beyond the earlier of February 19, 2021 or the valid termination of the Merger Agreement in accordance with its terms;

provided, that notwithstanding the foregoing, if, at the initial Offer Expiration Time or the end of any Additional Offer Period, all of the Offer Conditions except for the Minimum Condition are satisfied or have been waived by Parent or Purchaser in their sole discretion, Purchaser will only be required to extend the Offer and its expiration date beyond the Offer Expiration Time or such subsequent date upon the request of Goldfield for one or more additional periods of five business days each, not to exceed an aggregate of 15 business days, to permit the Minimum Condition to be satisfied.

If we extend the time period of the Offer, this extension will extend the time that you will have to tender your Shares. See Section 1 – “Terms of the Offer” for more details on our ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary and Paying Agent of that fact and will make a public announcement of the extension not later than 9:00 A.M., New York City time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1 – “Terms of the Offer.”

How do I tender my Shares?

If you wish to accept the Offer and:

•

you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you should contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered in accordance with the procedures described in this Offer to Purchase and the Letter of Transmittal;

•

you are a record holder (i.e., a stock certificate has been issued to you and registered in your name or your Shares are registered in “book entry” form in your name with Goldfield’s transfer agent), you must deliver the stock certificate(s) representing your Shares (or follow the procedures described in this Offer to Purchase for book-entry transfer), together with a properly completed and duly executed Letter of Transmittal (or, with respect to Eligible Institutions, a manually executed facsimile thereof) or an Agent’s Message (as defined in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” below) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, to the Depositary and Paying Agent. These materials must reach the Depositary and Paying Agent before the Offer expires; or

•

you are a record holder, but your stock certificate is not available or you cannot deliver it to the Depositary and Paying Agent before the Offer expires, you may be able to obtain two additional NYSE American trading days to tender your Shares using the enclosed Notice of Guaranteed Delivery.

See the Letter of Transmittal and Section 3 – “Procedures for Accepting the Offer and Tendering Shares” for more information.

May I withdraw Shares I previously tendered in the Offer? Until what time may I withdraw tendered Shares?

Yes. You may withdraw previously tendered Shares any time prior to the Expiration Date and, if not previously accepted for payment, at any time after January 30, 2021, the date that is 60 days after the date of the commencement of the Offer, pursuant to SEC regulations, by following the procedures for withdrawing your Shares in a timely manner. To withdraw your Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary and Paying Agent for the Offer, while you have the right to withdraw your Shares. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct your broker, dealer, commercial bank, trust company or other nominee prior to the Expiration Date to arrange for the withdrawal of your Shares in a timely manner. See Section 4 – “Withdrawal Rights.”

Do I have to vote to approve the Offer or the Merger?

Your vote is not required to approve the Offer. You only need to tender your Shares if you choose to do so. If following the completion of the Offer, such Shares accepted for payment pursuant to the Offer or otherwise owned by us equal at least a majority of the then-outstanding Shares and the other conditions of the Offer and the Merger are satisfied or waived, assuming certain statutory requirements are met, we will be able to consummate the Merger pursuant to Section 251(h) of the DGCL without a vote or any further action by the stockholders of Goldfield. See Section 12 – “Purpose of the Offer; Plans for Goldfield.”

If the Offer is successfully completed, will Goldfield continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to consummate the Merger in accordance with Section 251(h) of the DGCL, and no stockholder vote to adopt the Merger Agreement or any other action by the stockholders of Goldfield will be required in connection with the Merger. If the Merger takes place, Goldfield will no longer be publicly-owned. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. If you decide not to tender your Shares in the Offer and the Merger occurs as described above, you will receive as a result of the Merger the right to receive the same amount of cash per Share as if you had tendered your Shares in the Offer. Upon consummation of the Merger, Goldfield’s common stock will no longer be eligible to be traded on the NYSE American or any other securities exchange, there will not be a public trading market for the common stock of Goldfield, and Goldfield will no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly-held companies. See Section 13 – “Certain Effects of the Offer.”

If you do not consummate the Offer, will you nevertheless consummate the Merger?

No. None of the Purchaser, Parent or Goldfield are under any obligation to pursue or consummate the Merger if the Offer has not been earlier consummated.

Do I have appraisal rights in connection with the Offer and the Merger?

Appraisal rights are not available as a result of the Offer. However, if the Merger takes place, stockholders who have not tendered their Shares in the Offer and who are entitled to demand and properly demand appraisal of such Shares pursuant to, and comply in all respects with, the applicable provisions of Delaware law, will be entitled to appraisal rights under Delaware law. See Section 17 – “Appraisal Rights”.

If I decide not to tender, how will the Offer affect my Shares?

If you decide not to tender your Shares pursuant to the Offer and the Merger occurs as described herein, you will receive as a result of the Merger the right to receive the same amount of cash per Share as if you had tendered your Shares pursuant to the Offer, net of applicable withholding taxes and without interest (the “Merger Consideration”).

Subject to certain conditions, if we purchase Shares in the Offer, we are obligated under the Merger Agreement to cause the Merger to occur.

Because the Merger will be governed by Section 251(h) of the DGCL, assuming the requirements of Section 251(h) of the DGCL are met, no stockholder vote by the stockholders of Goldfield will be required in connection with the consummation of the Merger. We do not expect there to be significant time between the consummation of the Offer and the consummation of the Merger. See Section 12 – “Purpose of the Offer; Plans for Goldfield.”

If the number of Shares tendered in the Offer is insufficient to cause the Minimum Condition to be satisfied upon expiration of the Offer (taking into account any extensions thereof), then (i) neither the Offer nor the Merger will be consummated and (ii) Goldfield’s stockholders will not receive the Offer Price or Merger Consideration pursuant to the Offer or Merger, as applicable.

Will there be a subsequent offering period?

No. Pursuant to Section 251(h) of the DGCL, we expect the Merger to occur as soon as practicable following the Offer Acceptance Time (as defined in the Merger Agreement) without a subsequent offering period.

What is the market value of my Shares as of a recent date?

On November 23, 2020, the last NYSE American trading day before Parent and Goldfield announced that they had entered into the Merger Agreement, the closing price of Shares reported on NYSE American was $4.27 per Share; therefore, the Offer Price of $7.00 per Share represents a premium of approximately 64% over such price and a 57% premium over the 30-day volume-weighted average price of $4.46 as of the same date. On November 30, 2020, the last NYSE American trading day prior to the commencement of this Offer, the closing price of Shares reported on the NYSE American was $6.97 per Share.

Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

Yes. The estate of former CEO John H. Sottile, in its capacity as a stockholder of Goldfield, has entered into a Tender and Support Agreement with Parent and Purchaser that, among other things, requires the tender of all of its Shares in the Offer and, if any meeting of the shareholders of Goldfield is called, then to vote (or cause to be voted) or deliver (or cause to be delivered) a written consent with respect to all of its Shares in favor of the adoption of the Merger Agreement and against any competing transaction. As of November 23, 2020, the estate directly or indirectly owned approximately 8.5% of all Shares issued and outstanding. Parent and Purchaser expressly disclaim beneficial ownership of all Shares covered by the Tender and Support Agreement. For more information related to the agreement entered into by such shareholder, see Section 11 – “The Merger Agreement; Other Agreements – Tender and Support Agreement”.

Other than the foregoing, none of the stockholders of Goldfield have agreed with Parent, the Purchaser or any of their affiliates to tender their Shares in connection with the execution of the Merger Agreement. Goldfield has informed us that, as of November 30, 2020, the non-employee directors and executive officers of Goldfield beneficially owned, in the aggregate, 194,180 Shares (excluding any restricted stock units) and that such non-employee directors and executive officers of Goldfield have informed Goldfield that they intend to tender all Shares, if any, beneficially owned by them pursuant to the Offer.

If I tender my Shares, when and how will I get paid?

If the Offer Conditions set forth in Section 15 – “Certain Conditions of the Offer” are satisfied or, to the extent permitted, waived and we consummate the Offer and accept your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $7.00 in cash without interest and less any applicable withholding taxes, promptly following the Offer Acceptance Time. See Section 1 – “Terms of the Offer” and Section 2 – “Acceptance for Payment and Payment of Shares.”

What will happen to my restricted stock units in the Offer and the Merger?

Pursuant to the Merger Agreement, and consistent with the terms of the restricted stock units, each restricted stock unit granted under a Goldfield equity plan that is outstanding will, automatically and without any required action on the part of the holder thereof, become fully vested as of immediately prior to, and contingent upon, the

Effective Time and in consideration of such cancellation, the holder will be entitled to receive a cash payment in an amount equal to $7.00, without interest and less any applicable withholding taxes. See Section 11 – “The Merger Agreement; Other Agreements.”

What are the material United States federal income tax consequences of the Offer and the Merger to a United States Holder?

If you are a United States Holder (as defined in Section 5 – “Material United States Federal Income Tax Consequences”), the receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, if you are a United States Holder and you hold your Shares as a capital asset, you will recognize capital gain or loss equal to the difference between the amount of cash you receive and your adjusted tax basis in such Shares exchanged therefor. Such gain or loss will generally be treated as a long-term capital gain or loss if you have held your Shares for more than one year at the time of the exchange. If you are a non-United States Holder (as defined in Section 5 – “Material United States Federal Income Tax Consequences”), you generally will not be subject to United States federal income tax with respect to the exchange of Shares for cash pursuant to the Offer or the Merger unless you have certain connections to the United States. See Section 5 – “Material United States Federal Income Tax Consequences” for a summary of the material United States federal income tax consequences of tendering Shares pursuant to the Offer or exchanging Shares in the Merger.

You are urged to consult your own tax advisors to determine the tax consequences to you of the Offer and the Merger in light of your particular circumstances, including the application and effect of any state, local or non-United States tax laws.

Who should I talk to if I have additional questions about the Offer?

Stockholders may call Innisfree toll-free at (877) 717-3930 and banks and brokers may call Innisfree at (212) 750-5833. Innisfree is acting as the Information Agent for the Offer. See the back cover of this Offer to Purchase.

INTRODUCTION

FR Utility Services Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of FR Utility Services, Inc., a Delaware corporation (“Parent”), hereby offers to purchase for cash all issued and outstanding shares of common stock, par value $0.10 per share (“Shares”), of The Goldfield Corporation, a Delaware corporation (“Goldfield”), at a price of $7.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”). Goldfield has informed us that, as of November 30, 2020, the non-employee directors and executive officers of Goldfield beneficially owned, in the aggregate, 194,180 Shares (excluding any restricted stock units) and that such non-employee directors and executive officers of Goldfield have informed Goldfield that they intend to tender all Shares, if any, beneficially owned by them pursuant to the Offer. The Offer and withdrawal rights will expire at 11:59 P.M., New York City time, on December 29, 2020 (the “Offer Expiration Time”), unless the Offer is extended in accordance with the terms of the Merger Agreement.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 23, 2020, by and among Parent, the Purchaser and Goldfield (together with any amendments or supplements thereto, the “Merger Agreement”). The Merger Agreement provides that after the purchase of Shares in the Offer, the Purchaser will merge with and into Goldfield (the “Merger”), with Goldfield as the surviving corporation (the “Surviving Corporation”) in the Merger and continuing as a wholly owned subsidiary of Parent. As a result of the Merger, Shares will cease to be publicly traded. Under the terms of the Merger Agreement, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Merger will be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger or certificate of ownership and merger or other appropriate documents (the “Certificate of Merger”) in accordance with the relevant provisions of the DGCL. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such other date or time as is agreed and specified in the Certificate of Merger (the “Effective Time”). At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of Goldfield or owned by any direct or indirect wholly owned subsidiary of Goldfield and each Share owned by Parent, the Purchaser or any direct or indirect wholly owned subsidiary of Parent, or by any stockholders of Goldfield who have properly exercised their appraisal rights under Section 262 of the DGCL) will be converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”), without interest and less applicable withholding taxes and without interest. Under no circumstances will interest on the Offer Price or Merger Consideration for Shares be paid to the stockholders of Goldfield, regardless of any delay in payment for such Shares. The Merger Agreement is more fully described in Section 11 – “The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of equity awards of Goldfield.

Tendering stockholders who are record owners of their Shares and tender directly to the Depositary and Paying Agent (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in the instructions to the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any brokerage or other service fees. Parent or the Purchaser will pay all charges and expenses of American Stock Transfer & Trust Company, LLC, acting as the depositary and paying agent for the Offer (the “Depositary and Paying Agent”), and Innisfree M&A Incorporated (“Innisfree”), acting as the information agent for the Offer, incurred in connection with the Offer. See Section 18 – “Fees and Expenses.”

On November 22, 2020, after careful consideration, the board of directors of Goldfield (the “Goldfield Board”) unanimously (a) determined and declared that the Merger Agreement and the transactions contemplated thereby (the “Transactions”), including the Offer and the Merger, are advisable, fair to and in the best interests of Goldfield and Goldfield’s stockholders, (b) approved the Merger Agreement and the execution, delivery and performance by Goldfield of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, on the terms and subject to the conditions set forth therein, (c) determined to recommend that the stockholders of Goldfield accept the Offer and tender their Shares to Purchaser pursuant to the Offer, and (d) agreed and authorized that the Merger be governed by Section 251(h) of the DGCL and consummated as soon as practicable following the Offer Acceptance Time. A more complete description of the Goldfield Board’s reasons for authorizing and approving the Merger Agreement and the Transactions, including the Offer and the Merger, will be set forth in Goldfield’s Solicitation/Recommendation Statement on Schedule 14D-9 (together with any supplements thereto, the “Schedule 14D-9”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that will be mailed to the stockholders of Goldfield.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among others things, the following: (i) the Minimum Condition; (ii) the Regulatory Condition; (iii) the Restraint Condition; (iv) the MAE Condition; (v) the Representations Condition; (vi) the Covenants Condition; (vii) the Compliance Certificate Condition; (viii) the Termination Condition; and (ix) the Inside Date Condition. The Offer is also subject to certain other terms and conditions. See Section 15 – “Certain Conditions of the Offer.”

Section 251(h) of the DGCL provides that, subject to certain statutory requirements, if following consummation of a tender offer for a public Delaware corporation, the stock irrevocably accepted for purchase pursuant to such tender offer and received by the depositary prior to the expiration of such tender offer, plus the stock otherwise owned by the consummating corporation equals at least such percentage of the stock, and of each class or series thereof, of the target corporation that would otherwise be required to adopt a merger agreement under the DGCL or the target corporation’s certificate of incorporation, and each outstanding share of each class or series of stock that is the subject of such tender offer and is not irrevocably accepted for purchase in the offer is to be converted in such merger into the right to receive the same amount and kind of consideration to be paid for shares of such class or series of stock irrevocably accepted for purchase in such tender offer, the consummating corporation may effect a merger without a vote of the stockholders of the target corporation. Accordingly, if the Offer is consummated and the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to the Expiration Date, together with such Shares then owned by the Purchaser, is one Share more than 50% of the outstanding Shares, the Purchaser will not seek the approval of Goldfield’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL also requires that the Merger Agreement provide that such merger will be effected as soon as practicable, subject to the conditions specified in the Merger Agreement, following the consummation of the tender offer. Therefore, Goldfield, Parent and the Purchaser have agreed to take all necessary action to cause the Merger to become effective as soon as practicable following the acceptance for payment of all Shares validly tendered and not withdrawn pursuant to the Offer (the “Offer Acceptance Time”). See Section 11 – “The Merger Agreement; Other Agreements.”

No appraisal rights are available in connection with the Offer. However, if we accept Shares in the Offer and the Merger is completed, stockholders may be entitled to appraisal rights in connection with the Merger if they do not tender Shares in the Offer and comply with the applicable procedures described under Section 262 of the DGCL. Such stockholder will not be entitled to receive the Offer Price or the Merger Consideration (in each case, net of applicable withholding taxes and without interest), but instead will be entitled to receive only those rights provided under Section 262 of the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights. See Section 17 – “Appraisal Rights.”

Stifel, Nicolaus & Company, Incorporated (“Stifel”), the financial advisor to Goldfield, delivered an oral opinion to the Goldfield Board on November 22, 2020 and subsequently confirmed by delivery of a written opinion dated as of November 22, 2020 to the effect that, as of such date and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such opinion, the Offer Price to be received by holders of Shares (other than Parent, Purchaser and their respective affiliates and other than any dissenting shares) in the Offer and the Merger pursuant to the Merger Agreement was fair to such holders of Shares, from a financial point of view. The full text of Stifel’s written opinion, which describes the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such opinion, will be included as an annex to the Schedule 14D-9. Stockholders are urged to read the full text of that opinion carefully and in its entirety. The material United States federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are summarized in Section 5 – “Material United States Federal Income Tax Consequences.”

Parent and the Purchaser have retained Innisfree M&A Incorporated to be the “Information Agent” and American Stock Transfer & Trust Company, LLC to be the “Depositary and Paying Agent” in connection with the Offer. Parent or the Purchaser will pay all charges and expenses of American Stock Transfer & Trust Company, LLC, as Depositary and Paying Agent, and Innisfree M&A Incorporated, as Information Agent, incurred in connection with the Offer. See Section 18 – “Fees and Expenses.”

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for copies of this Offer to Purchase and the related Letter of Transmittal and Notice of Guaranteed Delivery may be directed to the Information Agent. Such copies will be furnished promptly at the Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

This Offer to Purchase, the Letter of Transmittal and the other documents referred to in this Offer to Purchase contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the satisfaction or, to the extent permitted, waiver of the Offer Conditions (as defined in Section 15 – “Certain Conditions of the Offer”) (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not validly withdrawn as permitted under Section 4 – “Withdrawal Rights.” The term “Expiration Date” means 11:59 P.M., New York City time, on December 29, 2020, unless, in accordance with the Merger Agreement, the Offer has been extended, in which event the term “Expiration Date” means such later time and date to which the Offer has been extended; provided, however, that the Expiration Date may not be extended beyond February 19, 2021 (the “Outside Date”) or the valid termination of the Merger Agreement.

The Offer is conditioned upon the satisfaction of the Minimum Condition and the other conditions set forth in Section 15 – “Certain Conditions of the Offer”. The Purchaser may, subject to the terms and conditions of the Merger Agreement, terminate the Offer without purchasing any Shares if the conditions described in Section 15 – “Certain Conditions of the Offer” are not satisfied or waived. See Section 11 – “The Merger Agreement; Other Agreements – Termination”.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, the Purchaser expressly reserves the right to increase the Offer Price, waive any Offer Condition or to make any other changes in the terms and conditions of the Offer. However, pursuant to the Merger Agreement, the Purchaser has agreed that it will not, without the prior written consent of Goldfield (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price (except as expressly required or permitted by the Merger Agreement), (iii) amend, modify, supplement or waive the Minimum Condition or the Termination Condition, (iv) amend, modify or supplement any Offer Condition, (v) amend, modify or supplement any Offer Condition in any manner adverse to the holders of Shares or that would reasonably be expected to prevent or materially delay the consummation of the offer or the Merger, (vi) extend or otherwise change the Offer Expiration Time (except as expressly required or permitted by the Merger Agreement), (vii) change the form of consideration payable in the Offer or (viii) provide for any “subsequent offering period” (or any extension of any thereof) within the meaning of Rule 14d-11 under the Exchange Act.

The Merger Agreement provides, among other things, that with respect to the Offer Price and the Merger Consideration, if at any time between the date of the Merger Agreement and the Effective Time, any change in the outstanding shares of capital stock of Goldfield shall occur, including by reason of any reclassification, recapitalization, consolidation, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or similar transaction, then the Offer Price, the Merger Consideration and any other amounts payable pursuant to the Merger Agreement will be appropriately adjusted to provide the holders of Shares the same economic effect as contemplated by the Merger Agreement prior to such action.

The Merger Agreement provides that the Purchaser will, and Parent will cause the Purchaser to, (a) extend the Offer for any minimum period required by any applicable rule, regulation, interpretation or position of the SEC or the staff thereof or NYSE American (including in order to comply with Exchange Act Rule 14e-1(b) in respect of any change in the Offer Price) or as may be necessary to resolve any comments of the SEC or the staff or NYSE American, in each case, as applicable to the Offer, the Schedule 14D-9 or the Offer Documents, and (b) if, as of any then-scheduled Offer Expiration Time, any Offer Condition set forth in Section 15 – “Certain Conditions of the Offer” is not satisfied and has not been waived by Parent or Purchaser (to the extent permitted hereunder), extend the Offer (x) on one or more occasions in consecutive increments of up to five (5) business days each (or such longer or shorter period as the parties hereto may agree) or (y) if any then-scheduled Offer Expiration Time is five (5) or less business days before the Outside Date, until 11:59 p.m., New York City Time, on the day before the Outside Date (or such other date and time as the parties hereto may agree) (each such extension period, an “Additional Offer Period”); provided that, in each case, without Goldfield’s written consent, Purchaser shall not extend the Offer, and without Parent’s prior written consent, Purchaser shall not be required to extend the Offer, in each case, beyond the earlier of February 19, 2021 or the valid termination of the Merger Agreement in accordance with its terms. Notwithstanding the foregoing, if, at the initial Offer expiration time or the end of any Additional Offer Period, all of the Offer Conditions except for the Minimum Condition are satisfied or have been waived by Parent or Purchaser in their sole discretion, Purchaser will only be required to extend the Offer and its expiration date beyond the Offer Expiration Time or such subsequent date upon the request of Goldfield for one or more additional periods of five business days each, not to exceed an aggregate of 15 business days, to permit the Minimum Condition to be satisfied.

There can be no assurance that the Purchaser will exercise any right to extend the Offer or that the Purchaser will be required under the Merger Agreement to extend the Offer. During any extension of the initial offer period, all Shares previously validly tendered and not validly withdrawn will remain subject to the Offer and subject to withdrawal rights. See Section 4 – “Withdrawal Rights.”

If, subject to the terms of the Merger Agreement, the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer, if and to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, or otherwise. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, other than a change in price, percentage of securities sought, or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. In the SEC’s view, an offer to purchase should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of ten business days may be required to allow for adequate dissemination and investor response. Accordingly, if prior to the Expiration Date the Purchaser decreases the number of Shares being sought or changes the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or change is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such tenth business day.

The Purchaser expressly reserves the right, in its sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the expiration of the Offer, any of the Offer Conditions set forth in Section 15 – “Certain Conditions of the Offer” have not been satisfied or upon the occurrence of any of the events set forth in Section 11 – “The Merger Agreement; Other Agreements – Termination.” Under certain circumstances, Parent and the Purchaser may terminate the Merger Agreement and the Offer, but Parent and the Purchaser are prohibited from terminating the Offer prior to any then-scheduled Expiration Date, unless the Merger Agreement has been terminated in accordance with its terms.

The Purchaser expressly reserves the right, in its sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, to delay acceptance of Shares and to delay payment for Shares pending receipt of any governmental regulatory approvals specified in Section 16 – “Certain Legal Matters; Regulatory Approvals.” See Section 15 – “Certain Conditions of the Offer” and Section 16 – “Certain Legal Matters; Regulatory Approvals.” The reservation by the Purchaser of the right to delay the acceptance of or payment for Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires the Purchaser to pay the consideration offered or to return Shares deposited by or on behalf of tendering stockholders promptly after the termination or withdrawal of the Offer.

Any extension of the Offer, waiver, amendment of the Offer, delay in acceptance for payment or payment or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, the announcement in the case of an extension to be issued not later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the Exchange Act. Without limiting the obligations of the Purchaser under those rules or the manner in which the Purchaser may choose to make any public announcement, the Purchaser currently intends to make announcements by issuing a press release to a national news service and making any appropriate filings with the SEC.

Goldfield has provided the Purchaser its list of stockholders with security position listings for the purpose of dissemination of the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Goldfield’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies or other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), including the satisfaction or, to the extent permitted, earlier waiver of the Offer Conditions set forth in Section 15 – “Certain Conditions of the Offer,” the Purchaser will, and Parent will cause Purchaser to, accept for payment and will pay or cause the Depositary and Paying Agent to pay for all Shares validly tendered and not validly withdrawn prior to the Expiration Date pursuant to the Offer promptly after the Expiration Date. Subject to the terms and conditions of the Merger Agreement and the applicable rules of the SEC, the Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Shares, pending receipt of regulatory or governmental approvals specified in Section 16 – “Certain Legal Matters; Regulatory Approvals.” For information with respect to approvals that we are or may be required to obtain prior to the completion of the Offer, see Section 16 – “Certain Legal Matters; Regulatory Approvals.”

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary and Paying Agent of (a) certificates representing those Shares or confirmation of the book-entry transfer of those Shares into the Depositary and Paying Agent’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares,” (b) a Letter of Transmittal (or, with respect to a recognized Medallion Program approved by The Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”), a manually executed facsimile thereof or an Agent’s Message (as defined in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” below)), properly completed and duly executed, with any required signature guarantees and (c) any other documents required by the Letter of Transmittal. See Section 3 – “Procedures for Accepting the Offer and Tendering Shares.” Accordingly, tendering stockholders may be paid, at different times, depending upon when certificates or book-entry transfer confirmations with respect to their Shares are actually received by the Depositary and Paying Agent.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not validly withdrawn if and when the Purchaser gives oral or written notice to the Depositary and Paying Agent of its acceptance for payment of those Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary and Paying Agent, which will act as agent for the tendering stockholders for purposes of receiving payments from the Purchaser and transmitting those payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for any purpose, including for purposes of satisfying the Minimum Condition, unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary and Paying Agent.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for those unpurchased Shares will be returned (or new certificates for such Shares not tendered will be sent), without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary and Paying Agent’s account at DTC pursuant to the procedures set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” those Shares will be credited to an account maintained with DTC) promptly following expiration or termination of the Offer.

If, prior to the Expiration Date, the Purchaser increases the consideration offered to holders of Shares pursuant to the Offer, that increased consideration will be paid to holders of all Shares that are tendered pursuant to the Offer, whether or not those Shares were tendered prior to that increase in consideration.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. Except as set forth below, to validly tender Shares pursuant to the Offer, (a) a properly completed and duly executed Letter of Transmittal (or, with respect to Eligible Institutions, a manually executed facsimile thereof) in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, must be received by the Depositary and Paying Agent at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either (1) certificates representing Shares tendered must be delivered to the Depositary and Paying Agent or (2) those Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of that delivery received by the Depositary and Paying Agent (which confirmation must include an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case, prior to the Expiration Date, or (b) the tendering stockholder must comply with the guaranteed delivery procedures set forth below. The term “Agent’s Message” means a message, transmitted through electronic means by DTC to, and received by, the Depositary and Paying Agent and forming a part of a Book-Entry Confirmation (as defined below), which states that (x) DTC has received an express acknowledgment from the participant in DTC tendering such Shares which are the subject of that Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and (y) the Purchaser may enforce that agreement against the participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary and Paying Agent’s office.

Book-Entry Transfer. The Depositary and Paying Agent has agreed to establish an account with respect to Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer those Shares into the Depositary and Paying Agent’s account in accordance with DTC’s procedures for that transfer using DTC’s ATOP system. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or, with respect to Eligible Institutions, a manually executed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary and Paying Agent at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary and Paying Agent’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation”.

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary and Paying Agent.

Signature Guarantees and Stock Powers. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by an Eligible Institution. Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of such Shares) of Shares tendered therewith and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (b) if those Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the Letter of Transmittal is signed by a person other than the registered owner(s) of such Shares listed, or if payment is to be made to or certificates for Shares representing Shares not tendered or accepted for payment are to be issued in the name of a person other than the registered owners(s), then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary and Paying Agent, a properly completed and duly executed Letter of Transmittal must accompany each delivery of certificates.

Guaranteed Delivery. A stockholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer prior to the expiration of the Offer, or who cannot deliver all required documents to the Depositary and Paying Agent prior to the Expiration Date, may tender those Shares by satisfying all of the requirements set forth below:

•	the tender is made by or through an Eligible Institution;

•

a properly completed and duly executed “Notice of Guaranteed Delivery,” substantially in the form provided by the Purchaser, is received by the Depositary and Paying Agent (as provided below) prior to the Expiration Date; and

•

the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all those Shares), together with a properly completed and duly executed Letter of Transmittal (or, with respect to Eligible Institutions, a manually executed facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary and Paying Agent within two NYSE American trading days after the date of execution of the Notice of Guaranteed Delivery. A “trading day” is any day on which the NYSE American is open for business.

The Notice of Guaranteed Delivery may be delivered by overnight courier or transmitted via facsimile transmission or mailed to the Depositary and Paying Agent and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery made available by the Purchaser. In the case of Shares held through DTC, the Notice of Guaranteed Delivery must be delivered to the Depositary and Paying Agent by a participant by means of the confirmation system of DTC.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for any purpose, including for purposes of satisfying the Minimum Condition, unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary and Paying Agent.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the election and risk of the tendering stockholder. Delivery of all those documents will be deemed made, and risk of loss of the certificate representing Shares will pass, only when actually received by the Depositary and Paying Agent (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If the delivery is by mail, it is recommended that all those documents be sent by properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares (pursuant to any one of the procedures described above) will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender, sell, transfer and assign such Shares tendered, as specified in the Letter of Transmittal (and any and all other Shares or other securities issued or issuable in respect of such Shares), and that when the Purchaser accepts such Shares for payment, it will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. The Purchaser’s acceptance for payment of Shares (tendered pursuant to one of the procedures described above) will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

Other Requirements. Notwithstanding any provision of this Offer to Purchase, the Purchaser will pay for Shares pursuant to the Offer only after timely receipt by the Depositary and Paying Agent of (a) certificates for (or a timely Book-Entry Confirmation with respect to) those Shares, (b) a Letter of Transmittal (or, with respect to Eligible Institutions, a manually executed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates or Book-Entry Confirmations with respect to their Shares are actually received by the Depositary and Paying Agent. Under no circumstances will interest be paid by the Purchaser on the purchase price of Shares, regardless of any extension of the Offer or any delay in making that payment.

Binding Agreement. The acceptance for payment by the Purchaser of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to validity, form and eligibility (including time of receipt) of the surrender of any certificate for Shares hereunder, including questions as to the proper completion or execution of any Letter of Transmittal, Notice of Guaranteed Delivery or other required documents and as to the proper form for transfer of any certificates for Shares, will be determined by the Purchaser (which may delegate power in whole or in part to the Depositary and Paying Agent) in its sole and absolute discretion which determination will be final and binding. The Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in the surrender of any Shares or certificate(s) for Shares whether or not similar defects or irregularities are waived in the case of any other stockholder. A surrender will not be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Parent, the Purchaser or any of their respective affiliates or assigns, the Depositary and Paying Agent, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) will be final and binding.

Appointment. By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints designees of the Purchaser as that stockholder’s true and lawful agent and attorney-in-fact and proxies, each with full power of substitution and re-substitution, to the full extent of that stockholder’s rights with respect to such Shares tendered by that stockholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities issued or issuable in respect of those Shares on or after the date of the Merger Agreement. Such proxies and powers of attorney will be irrevocable and deemed to be coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by the stockholder as provided herein. Upon the effectiveness of the appointment, without further action, all prior powers of attorney, proxies and consents given by that stockholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Upon the effectiveness of the appointment, the Purchaser’s designees will, with respect to such Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of that stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of Goldfield’s stockholders, by written consent in lieu of any such meeting or otherwise. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser’s payment for those Shares, the Purchaser must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to those Shares, including voting at any meeting of stockholders or executing a written consent concerning any matter.

Backup Withholding. Under the United States federal income tax backup withholding rules, the Depositary and Paying Agent (as the payor) may be required to withhold and pay over to the Internal Revenue Service (“IRS”) a portion (currently, 24%) of the amount of any payments made by the Purchaser to a stockholder pursuant to the Offer, unless the stockholder provides his or her taxpayer identification number (“TIN”) and certifies that such stockholder is not subject to backup withholding by completing the IRS Form W-9 included in the Letter of Transmittal, or otherwise establishes a valid exemption from backup withholding to the satisfaction of the Depositary and Paying Agent. If a United States Holder (as defined in Section 5 – “Material United States Federal Income Tax Consequences”) does not provide its correct TIN or fails to provide the certifications described above, the IRS may impose a penalty on the stockholder and payment of cash to the stockholder pursuant to the Offer may be subject to backup withholding. All United States Holders surrendering Shares pursuant to the Offer should complete and sign the IRS Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Certain stockholders (including, among others, corporations and certain foreign persons) are exempt from backup withholding and payments to such persons will not be subject to backup withholding provided that a valid exemption is established. Each non-United States Holder must submit an appropriate properly completed executed original IRS Form W-8 (a copy of which may be obtained from the IRS website at http://www.irs.gov) certifying, under penalties of perjury, to such non-United States Holder’s foreign status in order to establish an exemption from backup withholding. See Instruction 9 of the Letter of Transmittal.

No alternative, conditional or contingent tenders will be accepted.

4.	Withdrawal Rights.

A stockholder may withdraw Shares tendered pursuant to the Offer at any time on or prior to the Expiration Date and, if not previously accepted, at any time after January 30, 2021, the date that is 60 days after the date of the commencement of the Offer, pursuant to SEC regulations, but only in accordance with the procedures described in this Section 4; otherwise, the tender of Shares pursuant to the Offer is irrevocable.

For a withdrawal of Shares to be effective, a written or, with respect to Eligible Institutions, facsimile transmission, notice of withdrawal with respect to such Shares must be timely received by the Depositary and Paying Agent at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered such Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares to be withdrawn, if different from that of the person who tendered those Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless those Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing such Shares to be withdrawn have been delivered or otherwise identified to the Depositary and Paying Agent, the name of the registered owner and the serial numbers shown on those certificates must also be furnished to the Depositary and Paying Agent prior to the physical release of those certificates. If a stockholder tenders Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, the stockholder must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of those Shares.

If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept for payment Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under this Offer, the Depositary and Paying Agent may nevertheless, on behalf of the Purchaser, retain tendered Shares, and those Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.

Withdrawals of tenders of Shares may not be rescinded, and any Shares validly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering shares described in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser in its sole and absolute discretion (which may delegate power in whole or in part to the Depositary and Paying Agent), which determination will be final and binding. The Purchaser also reserves the absolute right to waive any defect or irregularity in the notice of withdrawal of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Parent, the Purchaser or any of their respective affiliates or assigns, the Depositary and Paying Agent, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give that notification.

5.	Material United States Federal Income Tax Consequences.

The following is a summary of the material United States federal income tax consequences to beneficial owners of Shares upon the exchange of Shares for cash pursuant to the Offer or the Merger. This summary is general in nature and does not discuss all aspects of United States federal income taxation that may be relevant to a holder of Shares in light of its particular circumstances. In addition, this summary does not describe any tax consequences arising under the laws of any state, local or non-United States jurisdiction or under any applicable tax treaty or any tax consequences (e.g. estate or gift tax) other than United States federal income taxation. This summary deals only with Shares held as capital assets, and does not address tax considerations applicable to any holder of Shares that may be subject to special treatment under the United States federal income tax laws, including, without limitation:

•	a bank or other financial institution;

•	a tax-exempt organization;

•	a retirement plan or other tax-deferred account;

•	a partnership or other pass-through entity (or an investor in a partnership or other pass-through entity);

•	an insurance company;

•	a mutual fund;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a regulated investment company;

•	a real estate investment trust;

•	a person who acquired Shares through the exercise of employee stock options, or in other compensatory transactions or who holds Shares that are subject to vesting restrictions;

•	a United States Holder (as defined below) that has a functional currency other than the United States dollar;

•	a person that holds Shares as part of a hedge, straddle, constructive sale, conversion or other integrated or risk reduction transaction;

•	persons who own or owned (actually or constructively) more than 5% of our Shares at any time during the five year period ending on the date of sale (or, if applicable, the Merger);

•	a “controlled foreign corporation”;

•	a “passive foreign investment company”;

•	a United States expatriate and certain former citizens or long-term residents of the United States;

•	any person who owns actually or constructively owns an equity interest in Parent or the surviving corporation;

•

a holder of Shares that is required to accelerate the recognition of any item of gross income with respect to the Shares as a result of that income being recognized on an applicable financial statement; or

•	any holder of Shares that exercises its appraisal rights pursuant to Section 262 of the DGCL.

This discussion also does not address any aspect of the alternative minimum tax or the tax consequences arising from the Medicare tax on net investment income. If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. Partners in a partnership holding Shares should consult their own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer or pursuant to the Merger.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated under the Code, and administrative rulings and judicial decisions, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. The discussion set out herein is intended only as a summary of the material United States federal income tax consequences to a holder of Shares and does not discuss all aspects of United States federal income taxation that may be relevant to particular holders of Shares. Holders of Shares should consult their own tax advisors with respect to the specific tax consequences to them in connection with the Offer and the Merger in light of their own particular circumstances, including federal estate, gift and other non-income tax consequences, and tax consequences under state, local or non-United States tax laws.

United States Holders.

For purposes of this discussion, the term “United States Holder” means a beneficial owner of Shares that is, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•

a corporation (or any other entity or arrangement treated as a corporation for United States federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury regulations.

Payments with Respect to Shares.

The exchange of Shares for cash pursuant to the Offer or pursuant to the Merger will be a taxable transaction for United States federal income tax purposes, and a United States Holder who receives cash for Shares pursuant to the Offer or the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in such Shares exchanged therefor. A United States Holder’s adjusted tax basis in Shares will generally be equal to the cost of such Shares to the United States Holder, reduced (but not below zero) by any previous returns of capital. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction). Such gain or loss will generally be capital gain or loss, and will generally be long-term capital gain or loss if such United States Holder has held its Shares for more than one year at the time of the exchange. Long-term capital gain recognized by certain non-corporate holders is generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Backup Withholding Tax.

Proceeds from the exchange of Shares pursuant to the Offer or pursuant to the Merger generally will be subject to backup withholding tax at the applicable rate (currently, 24%) unless the United States Holder provides a valid TIN and complies with certain certification procedures (generally, by providing a properly completed IRS Form W-9) or otherwise establishes an exemption from backup withholding tax. Any amounts withheld under the backup withholding tax rules from a payment to a United States Holder will be allowed as a credit against that holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS. Each United States Holder should complete and sign the IRS Form W-9, which will be included with the Letter of Transmittal to be returned to the Depositary and Paying Agent, to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary and Paying Agent. See Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

Non-United States Holders.

The following is a summary of the material United States federal income tax consequences that will apply to you if you are a non-United States Holder of Shares. The term “non-United States Holder” means a beneficial owner of Shares that is neither a United States Holder nor a partnership (or any other entity or arrangement treated as a partnership for United States federal income tax purposes).

Payments with Respect to Shares.

Subject to the discussion under “-Backup Withholding Tax” below, any gain realized by a non-United States Holder with respect to Shares exchanged for cash pursuant to the Offer or the Merger generally will be exempt from United States federal income tax unless:

•	the gain is effectively connected with a trade or business of such non-United States Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by such non-United States Holder in the United States), in which case (i) such non-United States Holder generally will be subject to United States federal income tax in the same manner as if it were a United States Holder, and (ii) if the non-United States Holder is a corporation, it may be subject to branch profits tax at a rate of 30% (or a lower rate under an applicable income tax treaty); or

•

such non-United States Holder is an individual who was present in the United States for 183 days or more in the taxable year of the exchange and certain other conditions are met, in which case such non-United States Holder will be subject to tax at a flat rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on any gain from the exchange of such Shares, net of applicable United States-source losses from sales or exchanges of other capital assets recognized during the same taxable year.

Backup Withholding Tax.

A non-United States Holder may be subject to backup withholding tax with respect to the proceeds from the disposition of Shares pursuant to the Offer or pursuant to the Merger unless the non-United States Holder certifies under penalties of perjury on an applicable IRS Form W-8 that such non-United States Holder is not a United States person, or such non-United States Holder otherwise establishes an exemption in a manner satisfactory to the Depositary and Paying Agent. Each non-United States Holder should complete, sign and provide to the Depositary and Paying Agent an applicable IRS Form W-8 to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary and Paying Agent.

Any amounts withheld under the backup withholding tax rules will be allowed as a refund or a credit against the non-United States Holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.

6.	Price Range of Shares; Dividends.

Shares are listed on NYSE American under the symbol “GV.” The Shares are the longest traded security on the NYSE American and its predecessor exchanges, having commenced trading in 1906. The following table sets forth, for the fiscal quarters indicated, the high and low intra-day sales prices per Share as reported on NYSE American since January 1, 2018.

	High	Low
Fiscal Year Ended December 31, 2018:
First Quarter	$5.35	$3.60
Second Quarter	$4.63	$3.70
Third Quarter	$4.96	$4.11
Fourth Quarter	$4.32	$1.98
Fiscal Year Ending December 31, 2019:
First Quarter	$2.87	$2.15
Second Quarter	$2.95	$2.19
Third Quarter	$2.49	$1.97
Fourth Quarter	$3.68	$2.02
Fiscal Year Ending December 31, 2020:
First Quarter	$3.94	$2.26
Second Quarter	$4.16	$2.66
Third Quarter	$4.90	$3.46
Fourth Quarter (through November 30, 2020)	$6.99	$4.01

On November 23, 2020, the last NYSE American trading day before Parent and Goldfield announced that they had entered into the Merger Agreement, the closing price of Shares reported on NYSE American was $4.27 per Share; therefore, the Offer Price of $7.00 per Share represents a premium of approximately 64% over such price and a premium of 57% over the 30-day volume-weighted average price of $4.46 as of the same date. On November 30, 2020, the last NYSE American trading day prior to the commencement of this Offer, the closing price of Shares reported on NYSE American was $6.97 per Share.

Stockholders are urged to obtain current market quotations for Shares before making a decision with respect to the Offer.

Goldfield has not paid any cash dividends on its Shares since 1933. In addition, under the terms of the Merger Agreement, Goldfield is not permitted to declare or pay dividends in respect of its Shares unless consented to by Parent in writing.

7.	Certain Information Concerning Goldfield.

The following description of Goldfield and its business has been taken from Goldfield’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, and is qualified in its entirety by reference to such report.

General. Goldfield is a Delaware corporation with principal executive offices located at 1684 W. Hibiscus Boulevard, Melbourne, Florida 32901. Goldfield’s telephone number at its corporate headquarters is (321) 724-1700. Goldfield, incorporated in Wyoming in 1906 and subsequently reincorporated in Delaware in 1968, is engaged in both the construction of electrical infrastructure for the utility industry and industrial customers and to a considerably lesser extent real estate development. Real estate development represented 7.1% and 1% of Goldfield’s total revenue in 2019 and 2018, respectively. The principal market for the electrical construction operation is primarily in the Southeast, mid-Atlantic and Texas-Southwest regions of the United States. The primary focus of the real estate operations is on the development of residential properties on the east coast of Central Florida.

Available Information. Goldfield is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Goldfield’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and equity awards granted to them), the principal holders of Goldfield’s securities, any material interests of such persons in transactions with Goldfield, and other matters are required to be disclosed in proxy statements and periodic reports distributed to Goldfield’s stockholders and filed or furnished with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities maintained by the SEC at the SEC’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Copies of such materials may also be obtained by mail, upon payment of the SEC’s customary fees, by writing to its principal office at 100 F Street N.E., Washington, D.C. 20549. The SEC also maintains an Internet web site that contains reports, proxy statements and other information about issuers, such as Goldfield, who file electronically with the SEC. The address of that site is http://www.sec.gov. Goldfield also maintains a website at www.goldfieldcorp.com. The information contained in, accessible from or connected to Goldfield’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of Goldfield’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

Sources of Information. Except as otherwise set forth herein, the information concerning Goldfield and its business has been taken from Goldfield’s Annual Report on Form 10-K for its fiscal year ended December 31, 2019, publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by such records. Although we have no knowledge that any such information contains any misstatements or omissions, none of Parent, the Purchaser, the Information Agent or the Depositary and Paying Agent, or any of their respective affiliates or assigns assumes responsibility for the accuracy or completeness of the information concerning Goldfield contained in those documents and records or for any failure by Goldfield to disclose events which may have occurred or may affect the significance or accuracy of any such information.

Certain Projections. Goldfield has provided us with certain selected unaudited projected financial information concerning Goldfield (the “Management Forecasts”). Such information, as well as certain additional unaudited projected financial information, is described in Goldfield’s Schedule 14D-9, which will be filed with the SEC and is being mailed to Goldfield’s stockholders with this Offer to Purchase. Goldfield’s stockholders are urged to, and should, carefully read the Schedule 14D-9. Goldfield has advised us that such unaudited projected financial information has been included in the Schedule 14D-9 solely for the purpose of providing stockholders and investors access to certain non-public information that was furnished to third parties and such information may not be appropriate for other purposes.

Goldfield has further advised us that the Management Forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles. In addition, Goldfield has advised us that the Management Forecasts were not prepared with the assistance of or audited, reviewed, compiled or examined by independent accountants. Goldfield has advised us that the summary of the Management Forecasts is not being included in the Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer, but because the Management Forecasts were made available by Goldfield to the Goldfield Board and were used by Stifel in connection with the rendering of its fairness opinion to the Goldfield Board and performing its related financial analyses. In addition, before entering into the Merger Agreement, representatives of Parent conducted a due diligence review of Goldfield and, in connection with their review, received certain information from the Management Forecasts. Goldfield has advised us that the Management Forecasts may differ from publicized analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.

Goldfield has further advised us that the Management Forecasts are subjective in many respects and were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Goldfield’s management. Goldfield has advised us that, because the Management Forecasts cover multiple years, they become subject to greater uncertainty with each successive year. Goldfield has advised us that important factors that may affect actual results and result in such forecasts not being achieved include, but are not limited to: the loss of one or more key customers; increased competition within the electrical construction industry; a change in economic conditions in the electric utility industry; increases in labor costs; increases in environmental and regulatory compliance costs; and other risk factors described in Goldfield’s annual report on Form 10-K for the fiscal year ended December 31, 2019, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. In addition, Goldfield has advised us that the Management Forecasts do not reflect any events that could affect Goldfield’s prospects, changes in general business or economic conditions or any other transaction or event that has occurred since, or that may occur and that was not anticipated at, the time the Management Forecasts were prepared, including the announcement of the potential acquisition of Goldfield by Parent and the Purchaser pursuant to the Offer and the Merger. Further, Goldfield has advised us that the Management Forecasts do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context. Goldfield has advised us that these assumptions upon which the Management Forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond Goldfield’s control. Goldfield has advised us that the Management Forecasts also reflect assumptions as to certain business decisions that are subject to change.

Accordingly, there can be no assurance that the forecasts contained in the Management Forecasts will be realized, and actual results may vary materially from those shown. The inclusion of the Management Forecasts in the Schedule 14D-9 should not be regarded as an indication that Goldfield, Parent, the Purchaser or any of their respective affiliates, officers, directors, advisors or other representatives considered or consider the Management Forecasts necessarily predictive of actual future events, and the Management Forecasts should not be relied upon as such. None of Goldfield, Parent, the Purchaser or any of their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from these Management Forecasts, and none of Goldfield, Parent or the Purchaser undertakes any obligation to update or otherwise revise or reconcile the Management Forecasts to reflect circumstances existing or arising after the date such Management Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error.

None of Goldfield, Parent, the Purchaser or any of their respective affiliates, officers, directors, advisors or other representatives intend to make publicly available any update or other revisions to these Management Forecasts. None of Goldfield, Parent, the Purchaser or any of their respective affiliates, officers, directors, advisors or other representatives have made or make any representation to any stockholder or other person regarding the ultimate performance of Goldfield compared to the information contained in the Management Forecasts or that forecasted results will be achieved. Goldfield has made no representation to Parent or the Purchaser, in the Merger Agreement or otherwise, concerning the Management Forecasts.

In light of the foregoing factors and the uncertainties inherent in such unaudited projected financial information, readers of Goldfield’s Schedule 14D-9 are cautioned not to place undue, if any, reliance on the unaudited projected financial information.

8.	Certain Information Concerning Parent and the Purchaser.

Parent is a Delaware corporation with its principal executive offices located at 290 Harbor Drive, 5th Floor, Stamford, Connecticut 06902. The telephone number of Parent is (203) 661-6601. Purchaser is a Delaware corporation with its principal executive offices located at 290 Harbor Drive, 5th Floor, Stamford, Connecticut 06902. The telephone number of Purchaser is (203) 661-6601. Parent and Purchaser were both formed on November 12, 2020 solely for the purpose of completing the proposed Offer and Merger and have conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger and arranging of the Equity Financing and the Debt Financing (as described below in Section 9 – “Source and Amount of Funds”) in connection with the Offer and the Merger. Parent and Purchaser have no assets or liabilities other than their contractual rights and obligations related to the Merger Agreement. Until immediately prior to the time the Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Parent or Purchaser will have any significant assets or liabilities or engage in activities other than those incidental to their formation and capitalization and the transactions contemplated by the Offer and the Merger. Purchaser is a wholly owned subsidiary of Parent.

First Reserve Fund XIV, L.P., a Cayman Islands exempted limited partnership (“First Reserve”) is the controlling stockholder of Parent. First Reserve has provided to Purchaser an equity commitment equal to $210 million (the “Equity Commitment Letter”), subject to the adjustments, terms and conditions set forth in the Equity Commitment Letter. See Section 9 – “Source and Amount of Funds.” We refer to the Purchaser, Parent and First Reserve, collectively, as the “Participant Group.” The business office address of each member of the Participant Group and each such member’s telephone number is set forth in the attached Schedule I. The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the members, directors or executive officers of each member of the Participant Group are set forth in Schedule I to this Offer to Purchase.

Except as described in this Offer to Purchase, (i) none of the members of the Participant Group nor, to the knowledge of any member of the Participant Group, any of the persons listed in Schedule I to this Offer to

Purchase, beneficially owns or has any right to acquire, directly or indirectly, any Shares or other equity securities of Goldfield and (ii) none of the members of the Participant Group nor, to the knowledge of any member of the Participant Group, any of the persons or entities referred to above has effected any transaction in Shares during the past 60 days.

Except as set forth elsewhere in this Offer to Purchase, (i) none of the members of the Participant Group nor, to the knowledge of any member of the Participant Group, any of the persons listed in Schedule I, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Goldfield, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies, (ii) during the two years prior to the date of this Offer to Purchase, there have been no transactions that would require reporting under the rules and regulations of the SEC between any member of the Participant Group or, to the knowledge of the members of the Participant Group, any of the persons listed in Schedule I, on the one hand, and Goldfield or any of its executive officers, directors and/or affiliates, on the other hand, and (iii) during the two years prior to the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between any member of the Participant Group or, to the knowledge of the members of the Participant Group, any of the persons listed in Schedule I, on the one hand, and Goldfield or any of its executive officers, directors and/or affiliates, on the other hand concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

None of the members of the Participant Group nor, to the knowledge of any of the members of the Participant Group, any of the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the members of the Participant Group nor, to the knowledge of any of the members of the Participant Group, any of the persons listed in Schedule I to this Offer to Purchase has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, Parent, Purchaser and First Reserve filed with the SEC a Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto can be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the Public Reference Room may be obtained from the SEC by telephoning 1-800-SEC-0330. These filings are also available to the public on the SEC’s internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213 at prescribed rates.

9.	Source and Amount of Funds.

The Purchaser estimates that it will need up to approximately $172 million to purchase all of the issued and outstanding Shares in the Offer, to provide funding for the consideration to be paid in the Merger, to refinance Goldfield’s existing indebtedness and to pay related fees and expenses at the closing of the Transactions. First Reserve has provided to Purchaser an equity commitment equal to $210 million. The proceeds of the equity commitment and debt commitment, which, together with Goldfield’s approximately $10.8 million of available cash following the Merger, will be sufficient to pay the Offer Price for all Shares tendered in the Offer, to pay the consideration to be paid in the Merger, to refinance Goldfield’s existing indebtedness and to pay all related fees and expenses. In addition, Purchaser has received the Debt Commitment Letter, pursuant to which its lenders have agreed to provide it with a $125 million. Subject to certain conditions, the term loans provided with respect to the Debt Financing will be fully drawn on the date of the closing of the Merger and available to the Borrowers as the term is defined in the Debt Commitment Letter, to finance the Offer and the Merger, pay related fees and expenses and refinance a portion of Parent’s existing indebtedness. Funding of the Debt Financing and the Equity Financing (as defined below) is subject to the satisfaction of various conditions set forth in the Debt Commitment Letter and the Equity Commitment Letter. The Offer and the Merger are not conditioned upon Parent’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer and pay for the Shares acquired in the Merger.

We do not think that our financial condition is relevant to your decision whether to tender Shares and accept the Offer because (i) the consideration offered in the Offer consists solely of cash, (ii) the Offer is being made for all issued and outstanding Shares, (iii) if we consummate the Offer, subject to the satisfaction or waiver of certain conditions, we have agreed to acquire all remaining Shares for the same cash price in the Merger, (iv) the Offer is not subject to any financing condition, and (v) we have all of the financial resources, including committed debt and equity financing, sufficient to finance the Offer and the Merger.

Equity Financing.

Purchaser has received an equity commitment letter dated as of November 23, 2020 (the “Equity Commitment Letter”, and together with the Debt Commitment Letter, the “Commitment Letters”), pursuant to which First Reserve has committed to contribute, subject to the terms and conditions of the Equity Commitment Letter, to Purchaser an amount equal to $210 million (subject to adjustment as set forth in the Equity Commitment Letter) in cash for the purpose of funding, and to the extent necessary to fund, the aggregate Offer Price or Merger Consideration, and/or fees, costs and expenses required to be paid in connection with the Transactions pursuant to and in accordance with the Merger Agreement, and certain other amounts required to be paid pursuant to the Merger Agreement (such committed equity financing, the “Equity Financing” and together with the Debt Financing, the “Financing”). The funding of the Equity Financing is subject to (i) the execution and delivery by Goldfield, Parent and Purchaser of the Merger Agreement, and (ii) the satisfaction, or waiver by Purchaser, of all of the conditions of the Offer in the Merger Agreement as of the Expiration Date, all of the conditions of the Merger in the Merger Agreement as of the Effective Time (see Section 11 – “The Merger Agreement; Other Agreements”) and the substantially concurrent consummation of the Merger in accordance with the terms of the Merger Agreement. First Reserve’s equity commitment is subject to reduction in the event Purchaser does not require all of the Equity Financing in order to satisfy its obligations.

Goldfield is a third party beneficiary of the Equity Commitment Letter for the limited purposes provided in the Equity Commitment Letter, which is limited to, subject to the terms and conditions of the Merger Agreement, the right of Goldfield to seek specific performance of Purchaser’s right to cause the Equity Financing to be funded as, and only to the extent provided in, the Equity Commitment Letter.

The obligation of First Reserve to fund its equity commitment will terminate upon the earliest to occur of (i) the valid termination of the Merger Agreement, (ii) the closing of the Merger, (iii) Goldfield or any of its affiliates asserting any claim or commencing a lawsuit or other claim, action, suit, investigation or proceeding under the Limited Guaranty (as described below) or otherwise against any Investor or any Parent Representative as such terms are defined in the Equity Commitment Letter, in connection with the Merger Agreement or any of the transactions contemplated thereby, other than Goldfield’s right to seek specific performance under the Merger Agreement, (iv) any person, other than the Purchaser, seeking to enforce the Equity Commitment Letter, other than Goldfield’s right to seek specific performance under the Merger Agreement, or (v) the funding of the Equity Financing in full.

The foregoing summary of certain provisions of the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Commitment Letter, a copy of which has been filed as Exhibit (d)(4) to the Schedule TO and which is incorporated herein by reference.

Limited Guaranty.

Concurrently with the execution and delivery of the Equity Commitment Letter, First Reserve executed and delivered to Goldfield a limited guaranty (the “Limited Guaranty”) in favor of Goldfield in respect of Purchaser’s obligation under the Merger Agreement for the payment of (i) the Parent Termination Fee when due, and (ii) (x) certain fees, costs and expenses in connection with any proceeding to enforce payment of the Parent Termination Fee and (y) reasonable out-of-pocket and documented expenses incurred in connection actions taken to support the Debt Financing (clauses (i) and (ii), collectively, the “Limited Guaranty Obligations”), provided that in no event will First Reserve’s aggregate liability under the Limited Guaranty exceed the sum of Parent Termination Fee (if payable) under clause (i) above plus the lesser of the costs incurred under clause (ii) above and $1,000,000 (“Guaranty Cap”). The obligations of First Reserve under the Limited Guaranty terminate upon the earliest to occur of: (a) the closing of the Merger, (b) the date Limited Guaranty Obligations equal to the Guaranty Cap have been paid in full, (c) the three-month anniversary of termination of the Merger Agreement in accordance with its terms where Parent would be obligated to make any payment in connection with the termination under the Merger Agreement, if Goldfield has not by the three-month anniversary commenced a suit, action or other proceeding against Purchaser alleging payment is due under the Merger Agreement in connection with the termination or against First Reserve that amounts are due pursuant to the Limited Guaranty, or, if Goldfield has commenced such suit, action or other proceeding prior to such three-month anniversary, the date such claim is finally satisfied or otherwise resolved and the Limited Guaranty Obligations, if any and subject to the Guaranty Cap, are paid in full, and (d) the termination of the Merger Agreement in accordance with its terms under circumstances in which Purchaser would not be obligated to make payments with respect to any of the Limited Guaranty Obligations.

The foregoing summary of certain provisions of the Limited Guaranty does not purport to be complete and is qualified in its entirety by reference to the full text of the Limited Guaranty, a copy of which has been filed as Exhibit (d)(3) to the Schedule TO and which is incorporated herein by reference.

Debt Financing.

The Purchaser has received a debt commitment letter dated November 23, 2020 (the “Debt Commitment Letter”) from Citizens Bank, N.A. (“Citizens”) and Sumitomo Mitsui Banking Corporation (“SMBC”, and, together with Citizens, the “Debt Commitment Parties”) to provide, subject to the conditions set forth in the Debt Commitment Letter, to the Purchaser (which includes for purposes of the description of the debt financing, Goldfield as the surviving entity of the Merger), $125.0 million in senior secured credit facilities, consisting of a (i) $25.0 million first lien senior secured revolving credit facility (the “Revolving Facility”) and (ii) $100.0 million in aggregate principal amount of first lien senior secured term loans (the “Term Facility” and together with the Revolving Facility, the “Debt Financing”).

The commitment of the Debt Commitment Parties with respect to the Debt Financing expires upon the earliest to occur of (i) 11:59 P.M. New York City time on the date that is five business days after the Outside Date, (ii) the consummation of the Merger without the funding of the Debt Financing, and (iii) the date on which the Merger Agreement is terminated in accordance with its terms. The documentation governing the Debt Financing has not been finalized and, accordingly, the actual terms of the Debt Financing may differ from those described in this document. The Purchaser has agreed to use its reasonable best efforts to arrange the Debt Financing on the terms and conditions described in the Debt Commitment Letter.

Although the Debt Financing described in this document is not subject to a due diligence or “market out,” such financing may not be considered assured. As of the date hereof, no alternative financing arrangements or alternative financing plans have been made in the event the Debt Financing described herein is not available.

The availability of the Debt Financing is subject to, among other things, the purchase of Shares in the Offer and the consummation of the Merger in accordance with the Merger Agreement (including the satisfaction or waiver with the consent of the Administrative Agent (as defined below) and the Senior Lead Arrangers (as defined below) of all conditions precedent to the consummation of the Merger, and without any material amendment, waiver, modification or consent of any of the provisions thereof that are materially adverse to the initial lenders without the consent of the Senior Lead Arrangers (or their respective affiliates) having a majority in aggregate principal amount of commitments with respect to the Debt Financing), the absence of a “Company Material Adverse Effect” (as defined in the Merger Agreement and as described below in Section 11 – “The Merger Agreement; Other Agreements”), solvency of the Purchaser and its subsidiaries on a consolidated basis after giving effect to the Transactions, payment of required fees and expenses, the funding of the Equity Financing, delivery of certain historical and pro forma financial information, delivery of documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, affording the Senior Lead Arrangers a limited period of time to syndicate the Debt Financing, the execution of certain guarantees and the creation and perfection of certain security interests, the accuracy of specified Merger Agreement representations and specified representations in all material respects, the negotiation, execution and delivery of definitive documentation, and the refinancing of certain of the existing debt facilities of the borrowers using funds from the initial borrowing.

Key terms of the Debt Financing are summarized below:

•

Roles. Each of Citizens and SMBC has been appointed as joint lead arranger and joint book-runner for the Debt Financing (which we refer to collectively as the “Senior Lead Arrangers”). Citizens will act as sole administrative agent and collateral agent for the Debt Financing (“Administrative Agent”).

•

Interest Rate. The Revolving Facility is expected to bear interest, at Purchaser’s option, at a rate equal to (i) LIBOR plus 5.50% or (ii) an alternate base rate plus 4.50%. The Term Facility is expected to bear interest, at the Purchaser’s option, at a rate equal to (i) LIBOR plus 5.50% or (ii) an alternative base rate plus 4.50%. For both the Revolving Facility and the Term Facility, the alternate base rate will be subject to one 0.25% step-down based on achievement of a certain leverage ratio.

•

Prepayments. Voluntary reductions of the unutilized portion of the Debt Financing commitments and prepayments of borrowings will be permitted at any time (subject to customary notice requirements), in minimum principal amounts to be agreed, without premium or penalty (except as set forth below), subject to reimbursement of the lenders’ redeployment costs in the case of a prepayment of Adjusted LIBOR (as defined in the Debt Commitment Letter) borrowings prior to the last day of the relevant interest period, subject to certain limitations set forth in the Debt Commitment Letter.

There will be no mandatory prepayments for the Revolving Facility, subject to customary prepayment requirements if the aggregate amount of borrowings exceed the commitments thereunder. As for the Term Facility, term loans shall be prepaid with (a) 50% of excess cash flow for each fiscal year of the Purchaser (commencing with the first full fiscal year ending after the Effective Time) with step-downs to 25% upon achievement of a consolidated first lien net leverage ratio equal to or less than 3.50:1.00 and 0% upon achievement of a consolidated first lien net leverage ratio equal to or less than 3.00:1.00, (b) 100% of the net cash proceeds above an amount to be agreed upon of all non-ordinary course asset sales or other dispositions of property by the Purchaser and its restricted subsidiaries (including casualty insurance and condemnation proceeds in excess of an amount to be agreed), subject to the right of the Purchaser to reinvest if such proceeds are reinvested (or committed to be reinvested) within 12 months and, if so committed to be reinvested, reinvested within 180 days thereafter, and subject to certain exceptions to be agreed and (c) 100% of the net cash proceeds of issuances of debt obligations of the Purchaser and its restricted subsidiaries (except the net cash proceeds of any permitted debt other than refinancing debt).

•

Guarantors. All obligations under the Debt Financing will be guaranteed by Parent, the Purchaser and each existing and future direct and indirect, wholly-owned domestic subsidiary of the Purchaser, subject to carve-outs, thresholds and limitations applicable to the Debt Financing.

•	Security. The obligations of Parent, the Purchaser and the guarantors under the Debt Financing and under any interest rate protection or other hedging arrangements entered into with any Debt

Commitment Parties (or any affiliates of the foregoing), will be secured on a first priority basis by substantially all of the present and after-acquired assets of the Purchaser and each guarantor. If certain security is not provided at the closing of the Transactions despite the use of commercially reasonable efforts to do so, the delivery of such security will not be a condition precedent to the availability of the Debt Financing on the closing date of the Debt Financing, but instead will be required to be delivered following the closing date of the Debt Financing pursuant to arrangements to be mutually agreed.

•

Other Terms. The Debt Financing will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, investments, sales of assets, mergers and consolidations, prepayments of subordinated indebtedness, liens and dividends and other distributions. The Debt Financing will also include customary events of defaults including a change of control.

The foregoing summary of certain provisions of the Debt Commitment Letters do not purport to be complete and are qualified in their entirety by reference to the Debt Commitment Letters themselves, which are incorporated herein by reference. We have filed copies of the Debt Commitment Letters as Exhibit (b)(1) to the Schedule TO, which are incorporated herein by reference.

Other than as discussed in this Section 9, there are currently no replacement financing arrangements or replacement financing plans.

10.	Background of the Offer; Past Contacts or Negotiations with Goldfield.

The following is a description of significant contacts between representatives of First Reserve, Parent and the Purchaser, on the one hand, and representatives of Goldfield, on the other hand, that resulted in the execution of the Merger Agreement and commencement of the Offer. The discussion below covers only the key events and does not attempt to describe every communication among the parties. For a review of Goldfield’s activities relating to the contacts leading to the Merger Agreement, please refer to the Schedule 14D-9, which will be filed by Goldfield with the SEC and is being mailed to stockholders concurrently with this Offer to Purchase.

In mid-2019, First Reserve’s management team commenced a process to explore and evaluate potential investment opportunities in the utility services space, including acquisitions of public companies.

On February 13, 2020, Stifel reached out to a representative of First Reserve regarding the opportunity of acquiring Goldfield.

On March 2, 2020, First Reserve executed a confidentiality agreement with Goldfield. Also on March 2, 2020, First Reserve received preliminary materials related to Goldfield from Stifel.

On March 17, 2020, First Reserve’s management team and representatives of Stifel had an introductory telephonic meeting to discuss and explore the opportunity of acquiring Goldfield. However, due to the effect of and circumstances around COVID-19, the Goldfield Board decided that it would put the acquisition process on hold and First Reserve’s management team decided that they would reevaluate the opportunity with Goldfield at a later date.

On June 26, 2020, First Reserve’s management team and representatives of Stifel had a telephonic meeting to re-open discussions regarding the potential acquisition of Goldfield.

On August 18, 2020, Stifel’s representatives provided updated financial materials and a process letter, which summarized the procedures and timetable for providing a non-binding indication of interest. The process letter established September 2, 2020 as the deadline to submit a preliminary non-binding indication of interest.

On August 25, 2020, First Reserve’s management team and representatives of Stifel had another telephonic meeting to discuss and explore the opportunity of acquiring Goldfield, and the proper timing for such acquisition.

On September 2, 2020, First Reserve submitted a preliminary non-binding indication of interest with respect to an acquisition of all of the equity of Goldfield at a total enterprise value of $174 million and a per Share price of $5.75 (or $6.43 per Share when excluding operating leases from net debt like items in the calculation).

On September 10, 2020, First Reserve’s management team and representatives of Stifel had a telephonic meeting in which Stifel provided feedback on First Reserve’s preliminary non-binding indication of interest and described the next steps in the process.

On September 30, 2020, representatives of Stifel and Goldfield’s management team gave a management presentation to First Reserve’s management team and discussed the business.

On October 5, 2020, First Reserve’s management team and representatives of Stifel had a telephonic meeting to debrief and discuss thoughts and follow-up questions from the initial management presentation.

On October 8, 2020, Stifel informed First Reserve that it had been invited to the second round of the process. Stifel provided another process letter, which summarized the procedures and timetable for the submission of a non-binding letter of intent for the acquisition of Goldfield. The process letter established October 28, 2020 as the deadline to submit a non-binding letter of intent. Also on October 8, 2020, Goldfield and Stifel provided First Reserve and its advisors access to a virtual data room containing materials in respect of Goldfield for purposes of First Reserve’s preliminary due diligence investigation.

On October 14, 2020, representatives of Stifel uploaded a form Merger Agreement to the virtual data room, which provided that the acquisition of Goldfield would be structured as a tender offer.

On October 20, 2020, First Reserve’s management team, representatives of Stifel, Goldfield’s management team and certain of First Reserve’s advisors had a virtual diligence meeting to discuss financial and accounting diligence matters.

On October 23, 2020, First Reserve’s management team, representatives of Stifel and Goldfield’s management team had an in-person diligence meeting in Wakefield Room A at the Hilton Melbourne Rialto Place, 200 Rialto Place, Melbourne, Florida 32901 to cover various topics.

On October 26, 2020, First Reserve’s management team and representatives of Stifel had a telephonic meeting to discuss the real estate business of Goldfield.

On October 28, 2020, First Reserve submitted a non-binding letter of intent with respect to an acquisition of all of the equity of Goldfield with a per Share price of $7.00 and a total enterprise value of approximately $205 million. First Reserve also submitted proposed drafts of the Merger Agreement and related documentation including an Equity Commitment Letter and a Limited Guaranty, which had been prepared by representatives of Simpson Thacher & Bartlett LLP (“Simpson Thacher”), outside counsel to First Reserve.

On October 30, 2020, First Reserve’s management team and representatives of Stifel had a telephonic meeting to clarify some points in First Reserve’ non-binding letter of intent, including quality of earnings and debt-like items. On the same date, Stifel requested that “best and final” bids be submitted and established by November 9, 2020.

On November 6, 2020, First Reserve’s management team, representatives of Stifel and Goldfield’s management team had a virtual diligence meeting during which various topics related to the business and the potential transaction were discussed.

On November 9, 2020, First Reserve submitted a non-binding “best and final” letter of intent with respect to an acquisition of all of the equity of Goldfield with a per Share price of $7.00 and a total enterprise value of approximately $214 million.

On November 10, 2020, Stifel notified First Reserve that the Goldfield Board was willing to grant First Reserve exclusivity under the terms that were submitted as part of First Reserve’s non-binding “best and final” letter of intent dated November 9, 2020.

On November 11, 2020, First Reserve and Goldfield executed the Exclusivity Agreement, pursuant to which, among other things, Goldfield agreed to a period of exclusive negotiation with First Reserve commencing on the date of the Exclusivity Agreement and ending at 11:59 p.m. (New York City time) on November 18, 2020. The Exclusivity Agreement further provided that if the parties continued to negotiate in good faith towards a transaction, the Exclusivity Period would be automatically extended to 11:59 p.m. (New York City time) on November 25, 2020. See Section 11 – “The Merger Agreement; Other Agreements – Exclusivity Agreement”. Also on November 11, 2020, First Reserve’s management team and representatives of Stifel had a telephonic meeting to discuss the completion of ongoing third-party diligence work streams. Further, on November 11, 2020, K&L Gates LLP (“K&L Gates”), outside counsel to Goldfield, sent a revised draft of the Merger Agreement to representatives of Simpson Thacher.

On November 12, 2020, First Reserve’s management team, representatives of Stifel, Goldfield’s management team and certain of First Reserve’s advisors had a virtual meeting to discuss tax and structuring diligence matters. Also on November 12, 2020, representatives of K&L Gates sent revised drafts of the Equity Commitment Letter and Limited Guaranty to representatives of Simpson Thacher.

On November 13, 2020, First Reserve’s management team, representatives of Stifel and Goldfield’s management team had a virtual meeting to discuss the steps required to complete the confirmatory due diligence process.

On November 16, 2020, First Reserve’s management team, representatives of Stifel, Goldfield’s management team and certain of First Reserve’s advisors had a virtual meeting to discuss equipment-related diligence matters. Also on November 16, 2020, representatives of Simpson Thacher sent revised drafts of the Merger Agreement and related documentation, including the Equity Commitment Letter, the Limited Guaranty and the Tender and Support Agreement, to representatives of K&L Gates. Further on November 16, 2020, representatives of K&L Gates sent a revised draft of the Tender and Support Agreement to representatives of Simpson Thacher.

On November 17, 2020, First Reserve’s management team, representatives of Stifel, Goldfield’s management team and certain of First Reserve’s advisors, including representatives of Simpson Thacher, had virtual meetings to discuss various legal diligence matters. Also on November 17, 2020, representatives of K&L Gates sent revised drafts of the Equity Commitment Letter and Limited Guaranty to representatives of Simpson Thacher. Further on November 17, 2020, representatives of Simpson Thacher sent a revised draft of the Tender and Support Agreement to representatives of K&L Gates.

On November 18, 2020, First Reserve’s management team, representatives of Stifel, Goldfield’s management team and certain of First Reserve’s advisors, including representatives of Simpson Thacher, had various virtual meetings to discuss various legal diligence matters. Also on November 18, 2020, representatives of Simpson Thacher sent revised drafts of the Equity Commitment Letter and Limited Guaranty to representatives of K&L Gates.

On November 19, 2020, First Reserve’s management team, representatives of Stifel, Goldfield’s management team and related officers and certain of First Reserve’s advisors, including representatives of Simpson Thacher, had various telephonic meetings to discuss certain legal diligence matters. Also on November 19, 2020, First Reserve’s management team, representatives of Stifel and Goldfield’s management team had a virtual meeting to discuss business diligence findings. Also on November 19, 2020, representatives of Simpson Thacher and representatives of K&L Gates discussed issues in the Merger Agreement. Further, on November 19, 2020, representatives of K&L Gates sent revised drafts of the Merger Agreement and the Equity Commitment Letter.

On November 20, 2020, First Reserve’s management team and Goldfield’s management team had two virtual meetings, one to discuss the Merger Agreement and related transaction documentation and one to meet Goldfield’s divisional vice presidents.

On November 21, 2020, representatives of Simpson Thacher sent revised drafts of the Merger Agreement and related documents to representatives of K&L Gates. Also on November 21, 2020, First Reserve’s management team and Goldfield’s management team had individual virtual meetings with each of Goldfield’s divisional vice presidents.

On November 22, 2020, representatives of K&L Gates informed representatives of Simpson Thacher that the Goldfield Board held a special meeting to consider the adoption and approval of the Merger Agreement and the transactions contemplated thereby, which was attended by representatives of Stifel and K&L Gates. At such special meeting, the Goldfield Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and in the best interests of Goldfield and Goldfield’s stockholders, (ii) approved the Merger Agreement and the execution, delivery and performance by Goldfield of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (iii) resolved to recommend that the stockholders of Goldfield accept the Offer and tender their shares to Purchaser pursuant to the Offer, and (iv) agreed and authorized that the Merger be governed by Section 251(h) of the DGCL and consummated as soon as practicable following the Offer Acceptance Time.

On November 22, 2020, representatives of K&L Gates had a telephonic meeting with representatives of Simpson Thacher to discuss the remaining issues in the Merger Agreement and related documentation. Also on November 22, 2020, First Reserve’s management team, representatives of Stifel and Goldfield’s management team had a virtual meeting to discuss the Merger Agreement and related transaction documentation. Further on November 22, 2020, representatives of K&L Gates sent a revised draft of the Merger Agreement to representatives of Simpson Thacher.

Throughout the day on November 23, 2020, representatives of Simpson Thacher and representatives of K&L Gates had discussions and exchanged draft documentation to finalize the Merger Agreement and related documents, including the disclosure schedules. During the evening of November 23, 2020, Parent, the Purchaser and Goldfield executed the Merger Agreement and the Limited Guaranty, and Parent and the Purchaser received the Equity Commitment Letter from First Reserve and the Debt Commitment Letter from the Debt Commitment Parties.

Prior to the opening of U.S. stock markets on November 24, 2020, Parent, the Purchaser and Goldfield issued a joint press release publicly announcing the execution of the Merger Agreement.

11.	The Merger Agreement; Other Agreements.

The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, which is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 7 – “Certain Information Concerning Goldfield.” Capitalized terms used but not defined in this section will have the respective meanings given to them in this Offer to Purchase. Stockholders of Goldfield and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

The Offer.

The Merger Agreement provides that the Purchaser will commence the Offer to purchase all Shares at a price per share equal to the Offer Price by December 8, 2020, and that, subject only to the satisfaction, or waiver by the Purchaser or Parent, of the Offer Conditions that are described in Section 15 – “Certain Conditions of the Offer,” the Purchaser will (and Parent will cause the Purchaser) to consummate the Offer in accordance with its terms and accept for payment and promptly pay (or cause the Depositary and Paying Agent to pay) for all such Shares validly tendered and not validly withdrawn pursuant to the Offer. The initial Expiration Date of the Offer will be 11:59 P.M., New York City time, on December 29, 2020.

Terms and Conditions of the Offer.

The obligations of Purchaser to, and of Parent to cause Purchaser to, accept for payment, and pay for, any Shares validly tendered (and not withdrawn) pursuant to the Offer are subject only to the terms and conditions set forth in the Merger Agreement, including the prior satisfaction of or waiver by Parent or Purchaser in their sole discretion of the Minimum Condition, the Termination Condition and the other Offer Conditions. See Section 15 – “Certain Conditions of the Offer.” Under the terms of the Merger Agreement, Purchaser has the right, but not the obligation, to at any time and from time to time in its sole discretion waive, in whole or in part, any Offer Condition or modify the terms of the Offer (including by increasing the Offer Price), except that without the prior written consent of Goldfield, Purchaser may not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price (except as expressly required or permitted by the Merger Agreement), (iii) amend, modify, supplement or waive the Minimum Condition or the Termination Condition, (iv) amend, modify or supplement any Offer Condition, (v) amend, modify or supplement any Offer Condition in any manner adverse to the holders of Shares or that would reasonably be expected to prevent or materially delay the consummation of the Offer or the Merger, (vi) extend or otherwise change the Offer Expiration Time (except as expressly required or permitted by the Merger Agreement), (vii) change the form of consideration payable in the Offer or (viii) provide for any “subsequent offering period” (or any extension of any thereof) within the meaning of Rule 14d-11 under the Exchange Act.

Expiration and Extension of the Offer.

The initial Expiration Date of the Offer will be 11:59 P.M., New York City time, on December 29, 2020.

The Merger Agreement provides that, subject to our rights and Goldfield’s rights to terminate the Merger Agreement in accordance with its terms or terminate the Offer under certain circumstances, we will extend the Offer: any minimum period required by any applicable rule, regulation, interpretation or position of the SEC or the staff thereof or NYSE American (including in order to comply with Exchange Act Rule 14e-1(b) in respect of any change in the Offer Price) or as may be necessary to resolve any comments of the SEC or the staff or NYSE American, in each case, as applicable to the Offer, the Schedule 14D-9 or the Offer Documents, and if, as of any then-scheduled Offer Expiration Time, any Offer Condition set forth in Section 15 – “Certain Conditions of the Offer” is not satisfied and has not been waived by Parent or Purchaser (to the extent permitted hereunder), extend the Offer (x) on one or more occasions in consecutive increments of up to five (5) business days each (or such longer or shorter period as the parties hereto may agree) or (y) if any then-scheduled Offer Expiration Time is five (5) or less business days before the Outside Date, until 11:59 p.m., New York City Time, on the day before the Outside Date (or such other date and time as the parties hereto may agree) (each such extension period, an “Additional Offer Period”); provided that, in each case, without Goldfield’s written consent, Purchaser shall not extend the Offer, and without Parent’s prior written consent, Purchaser shall not be required to extend the Offer, in each case, beyond the earlier of February 19, 2021 or the valid termination of the Merger Agreement in accordance with its terms. Notwithstanding the foregoing, if, at the initial Offer Expiration Time or the end of any Additional Offer Period, all of the Offer Conditions except for the Minimum Condition are satisfied or have been waived by Parent or Purchaser in their sole discretion, Purchaser will only be required to extend the Offer and its expiration date beyond the Offer Expiration Time or such subsequent date upon the request of Goldfield for one or more additional periods of five business days each, not to exceed an aggregate of 15 business days, to permit the Minimum Condition to be satisfied.

Recommendation.

Goldfield has represented in the Merger Agreement that the Goldfield Board has unanimously (a) determined and declared that the Merger Agreement and the Transactions contemplated thereby, including the

Offer and the Merger, are advisable, fair to and in the best interests of Goldfield and Goldfield’s stockholders, (b) approved the Merger Agreement and the execution, delivery and performance by Goldfield of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, on the terms and subject to the conditions set forth therein, (c) determined to recommend that the stockholders of Goldfield accept the Offer and tender their Shares to Purchaser pursuant to the Offer, and (d) agreed and authorized that the Merger be governed by Section 251(h) of the DGCL and consummated as soon as practicable following the Offer Acceptance Time (the matters described in clauses (a) through (d), the “Board Recommendation”).

The Merger.

The Merger Agreement provides that, subject to its terms and conditions and in accordance with Section 251(h) of the DGCL, at the Effective Time, the Purchaser will merge with and into Goldfield (the “Merger”), with Goldfield continuing as the surviving corporation (the “Surviving Corporation”) in the Merger as a wholly owned subsidiary of Parent. The closing of the Merger will take place as promptly as practicable following the Offer Acceptance Time, subject to the satisfaction or, to the extent permitted, waiver of the conditions to the Merger set forth in the Merger Agreement, or such other date as Parent and Goldfield mutually agree in writing. The Merger shall become effective at the time that the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such later time as is agreed to by the Purchaser, Parent and Goldfield and specified in the Certificate of Merger (the time at which the Merger becomes effective is herein referred to as the “Effective Time”).

Certificate of Incorporation; Bylaws; Directors and Officers of the Surviving Corporation.

At the Effective Time, the certificate of incorporation of Goldfield, as in effect immediately prior to the Effective Time, will be amended and restated in its entirety as a result of the Merger and in the form set forth on Exhibit B to the Merger Agreement and the bylaws of the Purchaser, as in effect immediately prior to the Effective Time, will be amended and restated in its entirety as a result of the Merger and in the form set forth on Exhibit C to the Merger Agreement, in each case until amended in accordance with applicable law. The Merger Agreement provides that the directors of the Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and the officers of Goldfield immediately prior to the Effective Time will be the initial officers of the Surviving Corporation.

Conditions to the Merger.

The obligations of Goldfield, Parent and Purchaser to consummate the Merger are subject to the satisfaction or, to the extent permitted by applicable law, written waiver, on or prior to the closing of the Merger, of the following conditions: (i) Purchaser (or Parent on Purchaser’s behalf) shall have consummated the Offer; and (ii) no governmental authority having jurisdiction over any Goldfield, Parent or Purchaser has issued any order, and there is no applicable law or other legal restraint, injunction or prohibition in effect, that makes consummation of the Merger illegal or otherwise prohibited.

Conversion of Shares.

Under the terms of the Merger Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Purchaser, Goldfield or any stockholder or any other person:

(a)

except as otherwise provided in the Merger Agreement, each Share outstanding immediately prior to the Effective Time will (i) be converted automatically into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”) and (ii) cease to be outstanding and shall automatically be canceled and cease to exist and each holder of a certificate representing any such Shares shall have only the right to receive the Merger Consideration with respect thereto in accordance with the terms of the Merger Agreement;

(b)

each Share owned by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent immediately prior to the Effective Time (other than Shares irrevocably accepted for payment by Purchaser in connection with the Offer) will be canceled and cease to exist, and no payment will be made with respect to such Shares and each holder of a certificate representing any such Shares shall cease to have any rights with respect to such Shares;

(c)

each Share owned by Goldfield or held in Goldfield’s treasury immediately prior to the Effective Time will be canceled and cease to exist, and no payment will be made with respect to such Shares and each holder of a certificate representing any such Shares shall cease to have any rights with respect to such Shares;

(d)

each Share owned by any direct or indirect wholly owned subsidiary of Goldfield immediately prior to the Effective Time shall remain outstanding and no payment shall be made with respect to such Shares; and

(e)

each share of common stock of Purchaser outstanding immediately prior to the Effective Time shall be converted into and become one fully paid, nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation (the “Surviving Corporation Common Stock”), which, along with any Shares that remain outstanding pursuant to clause (d) above, shall constitute the only outstanding shares of capital stock of the Surviving Corporation as of immediately following the Effective Time.

Goldfield Restricted Stock Units.

Under the terms of the Merger Agreement, and consistent with the terms of the Goldfield restricted stock units (each a “Restricted Stock Unit”), each Restricted Stock Unit outstanding immediately prior to the Offer Acceptance Time, whether vested or unvested, will become fully vested and will be canceled as of immediately prior to, and contingent upon, the Effective Time in exchange for the right to receive a lump-sum cash payment, without interest and less any applicable withholding taxes, in an amount equal to the product of (x) the number of Shares issuable under such Restricted Stock Unit multiplied by (y) the Offer Price.

Representations and Warranties.

The Merger Agreement contains representations and warranties of Goldfield, Parent and the Purchaser.

In the Merger Agreement, Goldfield has made customary representations and warranties (qualified by reference to certain SEC filings and its disclosure letter to the Merger Agreement) to Parent and the Purchaser with respect to, among other matters:

•	Goldfield’s corporate existence and power to conduct its business;

•	the corporate organization of Goldfield;

•	Goldfield’s corporate power and authority to enter into the Merger Agreement;

•	the due execution and delivery by Goldfield of the Merger Agreement and the enforceability of the Merger Agreement against Goldfield;

•	compliance with governmental authorizations by Goldfield and its subsidiaries;

•	the absence of conflicts with the organizational documents of Goldfield, applicable law or contracts of Goldfield;

•	Goldfield’s and its subsidiaries’ capital structure;

•	Goldfield’s filings with the SEC;

•	Goldfield’s financial statements and internal controls;

•	the accuracy of the information supplied by Goldfield for inclusion in certain SEC filings relating to the Offer;

•	the absence of certain changes or events involving Goldfield;

•	the absence of certain undisclosed liabilities;

•	the absence of legal proceedings involving Goldfield and its subsidiaries;

•	compliance with applicable law by Goldfield and its subsidiaries since January 1, 2018;

•	anti-corruption compliance matters;

•	selected contracts;

•	tax matters;

•	employee benefits plans;

•	labor and employment matters;

•	insurance coverage of Goldfield and its subsidiaries;

•	environmental matters;

•	intellectual property matters;

•	real property matters;

•	the absence of undisclosed related party transactions;

•	brokers’ or finder’s fees;

•	the fairness opinion delivered to the Goldfield Board by Stifel as financial advisor to the Goldfield Board; and

•	compliance with takeover laws.

Some of the representations and warranties in the Merger Agreement made by Goldfield are qualified as to knowledge, “materiality” or “Company Material Adverse Effect.”

For purposes of the Merger Agreement, “Company Material Adverse Effect” means any state of facts, circumstance, condition, event, change, development, occurrence, result or effect (each, an “Effect”) that, individually or in the aggregate with such other Effects, has a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of Goldfield and its subsidiaries, taken as a whole; provided, however, no Effect to the extent based upon, resulting or arising from any of the following, will be deemed to constitute a Company Material Adverse Effect or will be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect:

•	changes in the general economic, regulatory, political, business, financial or market conditions in the United States or elsewhere in the world;

•	general changes in the credit, debt, financial or capital markets or in interest or exchange rates, in each case, in the United States or elsewhere in the world;

•	changes in the conditions generally affecting the industries in which Goldfield and its subsidiaries operate;

•

general changes in geopolitical conditions, any outbreak, continuation or escalation of any military conflict, declared or undeclared war, armed hostilities, or acts of foreign or domestic terrorism (including cyber-terrorism);

•	any epidemic, plague, or other outbreak of illness or public health event (including COVID-19), hurricane, flood, tornado, earthquake or other natural disaster or act of God;

•

any failure by Goldfield or any of Goldfield’s subsidiaries to meet any internal or external projections or forecasts or any decline in the price of Shares or other securities of Goldfield (but excluding, in each case, the underlying causes of such failure or decline, as applicable, unless such underlying causes would otherwise be excepted from this definition);

•

the public announcement or pendency of the Transactions, including, in any such case, the impact thereof on relationships, contractual or otherwise, with customers, suppliers, vendors, lenders, investors, licensors, licensees, venture partners or employees;

•	changes in applicable laws or the interpretation thereof after the date of the Merger Agreement;

•	changes in generally accepted accounting principles in the United States or any other applicable accounting standards or the interpretation thereof after the date of the Merger Agreement;

•	any action required to be taken by Goldfield pursuant to the terms of the Merger Agreement or at the written direction of Parent or Purchaser;

•	any breach of the Merger Agreement by Parent or Purchaser; or

•

any change in Goldfield’s stock price or trading volume on the NYSE American (but excluding, in each case, the underlying causes of such change, as applicable, unless such underlying causes would otherwise be excepted from this definition);

except that the Effects referenced in the first, second, third, fourth, fifth, eighth and ninth bullets above are not to be disregarded and will be taken into account in determining whether there is a Company Material Adverse Effect to the extent any such Effects disproportionately impact Goldfield and its subsidiaries, taken as a whole, as compared to other participants in the industries in which Goldfield and Goldfield’s subsidiaries operate.

In the Merger Agreement, Parent and the Purchaser have made customary representations and warranties (qualified by reference their disclosure letter to the Merger Agreement) to Goldfield with respect to, among other matters:

•	the corporate organization and valid existence of Parent and the Purchaser;

•	Parent’s and the Purchaser’s power and authority to enter into the Merger Agreement;

•	the due execution and delivery by Parent and the Purchaser of the Merger Agreement and the enforceability of the Merger Agreement against Parent and the Purchaser;

•	compliance with governmental authorizations by Parent and the Purchaser;

•	the absence of conflicts with the organizational documents of Parent or the Purchaser, applicable law, or contracts of Parent or the Purchaser;

•	the capitalization and operation of Purchaser;

•	that no vote of Parent stockholders is required to approve the Merger Agreement;

•	the accuracy of the information supplied by Parent or the Purchaser for inclusion in certain SEC filings relating to the Offer;

•	the absence of legal proceedings involving Parent or its affiliates as of the date of the Merger Agreement;

•	the financing commitments and guarantee obtained by Parent and Purchaser for the Transactions;

•	the Surviving Corporation’s solvency after giving effect to the Transactions;

•	ownership of Shares by Parent, the Purchaser and Parent’s subsidiaries;

•	certain agreements;

•	management agreements; and

•	brokers’ or finder’s fees.

Some of the representations and warranties in the Merger Agreement made by Parent and the Purchaser are qualified as to knowledge, “materiality” or “Parent Material Adverse Effect.” For purposes of the Merger Agreement, “Parent Material Adverse Effect” means any Effect that does or would reasonably be expected to prevent, materially delay or materially impair Purchaser or Parent from consummating the Offer or the Merger or any of the other transactions contemplated by the Merger Agreement when required pursuant to the terms and conditions of the Merger Agreement.

The representations and warranties and agreements contained in the Merger Agreement will terminate at the Effective Time, other than any covenant or agreement that by its terms contemplates performance after the Effective Time.

The representations and warranties contained in the Merger Agreement have been made by each party to the Merger Agreement solely for the benefit of the other parties, and those representations and warranties should not be relied on by any other person. In addition, those representations and warranties:

•	have been made only for purposes of the Merger Agreement;

•

with respect to Goldfield, have been qualified by (i) matters specifically disclosed in any reports filed by Goldfield with the SEC after January 1, 2018 and prior to the date of the Merger Agreement (subject to certain exceptions) and (ii) confidential disclosures made to Parent and the Purchaser in the disclosure letter delivered in connection with the execution of the Merger Agreement; such information modifies, qualifies and creates exceptions to the representations and warranties in the Merger Agreement;

•	will not survive consummation of the Merger;

•	have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters of fact;

•	were, in certain circumstances, made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement; and

•

are subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by investors, including qualifications as to “materiality” or a “Material Adverse Effect,” as described above.

Covenants – Conduct of Goldfield.

The Merger Agreement provides that from the date of the signing of the Merger Agreement until the earlier of the Effective Time or termination of the Merger Agreement, except as set forth in Goldfield’s disclosure letter, required by applicable law, expressly required or permitted by the Merger Agreement or undertaken with the prior written consent of Parent, Goldfield will, and will cause each of its subsidiaries to:

•	conduct its and their respective business in the ordinary course of business consistent with past practice;

•

use reasonable best efforts to preserve intact its business organization, operations, assets, goodwill and relationships with material customers, suppliers, subcontractors, officers, employees and other third parties having business dealings with Goldfield and its subsidiaries; and

•	operate its and their respective businesses in accordance with applicable law.

Goldfield has also agreed that, without limiting the generality of the foregoing and except for matters set forth in Goldfield’s disclosure letter, required by applicable law, expressly required or permitted by the Merger

Agreement or undertaken with the prior written consent of Parent, Goldfield will not, and will not permit any of its subsidiaries to:

•	amend the organizational documents of Goldfield or the organizational documents of any of its subsidiaries (whether by merger, consolidation or otherwise);

•

issue, sell, grant, pledge, transfer, lease, dispose of, grant any lien or otherwise enter into any contract or other agreement with respect to Goldfield’s securities or any other capital stock or other equity securities of Goldfield or any capital stock of or other equity securities of Goldfield’s subsidiaries, or grant any options, warrants or other rights to acquire any such capital stock or other interest in or any instrument convertible into or exchangeable or exercisable for any such capital stock or other interest, other than the issuance of shares of Goldfield common stock pursuant to the terms of Goldfield’s Restricted Stock Units outstanding as of the date of the Merger Agreement pursuant to Goldfield’s existing stock plans in accordance with the applicable Goldfield stock plan and equity awards terms as in effect on the date of the Merger Agreement;

•

except in connection with actions permitted by the Merger Agreement, take any action to exempt any person from, or make any acquisition of securities of Goldfield by any person not subject to, any state takeover statute or similar statute or regulation that applies to Goldfield with respect to an Acquisition Proposal or otherwise, including the restrictions on “business combinations” set forth in Section 203 of the DGCL, except for Parent, Purchaser, or any of their respective subsidiaries or affiliates, or the Transactions;

•

adopt any plan of merger, consolidation, reorganization, recapitalization, restructuring, complete or partial liquidation or dissolution of Goldfield or any its subsidiaries, file a petition in bankruptcy under any provisions of federal or state bankruptcy applicable law on behalf of Goldfield or any of its subsidiaries or consent to the filing of any bankruptcy petition against Goldfield or any of its subsidiaries under any similar applicable law;

•	create any subsidiary of Goldfield or any subsidiary of Goldfield’s existing subsidiaries;

•

establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution on or in respect of (whether in cash, stock, property or otherwise) Goldfield’s or any subsidiary of Goldfield’s capital stock or other securities (other than dividends to Goldfield or from one of its wholly owned subsidiaries) or redeem, repurchase or otherwise reacquire (or offer to redeem, repurchase or otherwise reacquire), split, combine or reclassify any Goldfield securities or capital stock of Goldfield or any of its subsidiaries, or otherwise change the capital structure of Goldfield or any of its subsidiaries, other than (i) any repurchases pursuant to Goldfield or its subsidiaries’ right (under written commitments in effect as of the date of the signing of the Merger Agreement) to purchase securities of Goldfield or capital stock of Goldfield or any of its subsidiaries held by an officer or other employee, or individual who is an independent contractor, consultant or director, of or to Goldfield or any of its subsidiaries, but only upon termination of such person’s employment or engagement by Goldfield, (ii) for purposes of effecting a net share withholding in connection with the vesting of any of Restricted Stock Units in satisfaction of any required tax withholdings or (iii) between Goldfield and a wholly owned subsidiary of Goldfield or between wholly owned subsidiaries of Goldfield;

•

except as required by GAAP or applicable law, (i) revalue in any material respect any of its properties or assets, including writing-off notes or accounts receivable, other than in the ordinary course of business consistent with past practice or (ii) make any change in financial accounting methods, principles, policies or practices or procedures;

•

accelerate, terminate or consent to the termination of, cancel, amend in any material respect, grant a waiver of any material right under or otherwise modify in any material respect any Specified Contract (as defined in the Merger Agreement) or any contract that would constitute a specified contract if in effect as of the date of the Merger Agreement or enter into any contract that would constitute a Specified Contract if in effect as of the date of the Merger Agreement;

•	make any capital expenditures or capital expenditure commitments that commits any of Goldfield or its subsidiaries to expend in excess of $1,500,000 in the aggregate;

•

repurchase, prepay, incur, assume or guarantee any indebtedness to any person, issue or sell any debt securities of Goldfield or any of Goldfield’s subsidiaries or guarantee any debt securities of any other person or enter into any arrangement having the economic effect of any of the foregoing other than any such transactions between Goldfield and one of its wholly owned subsidiaries or borrowings incurred in the ordinary course of business (including any borrowings in respect of letters of credit) that do not, at any time, exceed $250,000, in the aggregate;

•

grant or suffer to exist any liens on any properties or assets of Goldfield or its subsidiaries that are material to Goldfield and its subsidiaries, taken as a whole, other than permitted liens under the terms of the Merger Agreement;

•

make any capital investment in or loan or advance to, or forgive any loan to, any other person except for loans, capital contributions, advances or investments between Goldfield and any wholly owned subsidiaries of Goldfield or between wholly owned subsidiaries of Goldfield and advances to employees and consultants for travel and other business-related expenses in the ordinary course of business consistent with past practices and in compliance with Goldfield’s policies related thereto;

•

other than in the ordinary course of business and other than with respect to intellectual property rights of Goldfield and its subsidiaries, sell, lease, sublease, license, sublicense, abandon, waive, relinquish, transfer, pledge, abandon, assign, swap, mortgage, hypothecate or otherwise dispose of any of the assets, properties or rights of Goldfield or any of its subsidiaries that are material to Goldfield and its subsidiaries, taken as a whole;

•

purchase or acquire, directly or indirectly (including by merger, consolidation, or acquisition of stock or assets or any other business combination), any corporation, partnership, other business organization or division thereof or any other business or all or substantially all of the assets of any person (other than reorganizations solely among wholly owned subsidiaries of Goldfield) or any assets, real property, securities, properties, interests or businesses from any person (except for a wholly owned subsidiary of Goldfield) having a value in excess of $250,000, in each case, other than acquisitions of raw materials, supplies, equipment, inventory and third-party software in the ordinary course of business;

•	enter into a new line of business or abandon or discontinue any existing line of business;

•

settle, pay, discharge or satisfy any proceeding (or agree to do any of the foregoing), other than any settlement, payment, discharge or satisfaction that (a) does not relate to any transaction litigation or (b) (1) either (x) results solely in a monetary obligation involving only the payment of monies by Goldfield or a subsidiary of Goldfield of not more than $250,000, individually or in the aggregate for all such proceedings (excluding any settlements made under the following clause (y)), or (y) results solely in a monetary obligation that is funded by an indemnity obligation to, or an insurance policy of, Goldfield or any Goldfield subsidiary and the payment of monies by Goldfield or any Goldfield subsidiary that are not more than $250,000, individually or in the aggregate (not funded by an indemnity obligation or through insurance policies) and (2) does not involve any admission of guilt or impose any material restrictions or limitations upon the operations or business of or other conduct remedy or injunctive relief applicable to Goldfield or any subsidiary of Goldfield, whether before, on or after the Effective Time;

•

except as required by applicable law, expressly required or permitted by the Merger Agreement or required by the terms of any Goldfield employee plan as in effect as of the date of the Merger Agreement, (a) increase the compensation or benefits payable by Goldfield or any subsidiary of Goldfield to directors, officers, employees, consultants or independent contractors, other than increases with respect to Goldfield employees who are not directors or executive officers, in the ordinary course of business in connection with Goldfield’s or one of its subsidiary’s annual merit-based compensation review process or job promotions and that do not exceed 3% individually or in the aggregate,

(b) establish, adopt, enter into, amend, terminate, or take any action to accelerate rights under any Goldfield employee plans or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Goldfield employee plan if it were in existence as of the date of the Merger Agreement, other than amendments required by applicable law, (c) grant any rights to severance or termination pay to any current or former officer, employee, director, independent contractor or consultant, (d) grant or amend any equity or equity-based awards except as required by existing Goldfield stock plans, or (e) hire or terminate (other than for cause) any officer, employee, independent contractor or consultant, other than individuals with an annual base salary less than $150,000;

•	become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization;

•

sell, license, sublicense, allow to lapse, abandon, assign, transfer, create any lien on (other than permitted liens under the terms of the Merger Agreement), or otherwise grant any rights under any material Goldfield-owned intellectual property or intellectual property exclusively licensed by Goldfield, other than the grant of nonexclusive licenses in the ordinary course of business consistent with past practice, or make any material adverse change to any privacy policy published by Goldfield or any of its subsidiaries, except as required by applicable law;

•

make, rescind or change any material tax election, settle or compromise any claim relating to a material amount of taxes, surrender any right to claim a refund of a material amount of taxes, waive or extend the statute of limitations in respect of a material amount of taxes, enter into any closing agreement or request any ruling with respect to a material amount of taxes, amend any tax return relating to a material amount of taxes or make any material change in any of the methods, principles or practices used by it for tax accounting except as required by applicable law;

•

enter into any material transaction or contract with any affiliate, holder of five percent (5%) or more of the Shares, director or executive officer of Goldfield or any of its subsidiaries or enter into any other material transaction or contract with any other person that would be required to be reported by Goldfield pursuant to Item 404 of Regulation S-K under the Exchange Act;

•	engage in any “plant closing” or “mass layoff” which would trigger the notice requirements pursuant to the WARN Act;

•	enter into or adopt any “poison pill” or similar stockholder rights plan;

•

enter into any contract or commitment which materially restrains, restricts, limits or impedes the ability of Goldfield or any of its affiliates to compete with or conduct any of its respective businesses in any geographic area;

•

fail to maintain in full force and effect or materially modify the existing insurance policies (or alternative policies with comparable terms and conditions) covering Goldfield and its subsidiaries and their respective properties, assets and businesses; or

•	authorize any of, or agree or commit to take, any of the proceeding actions.

Notwithstanding anything to the contrary above, pursuant to the Merger Agreement the parties acknowledge and agree that nothing contained in the Merger Agreement will give Parent or Purchaser, directly or indirectly, the right to control or direct Goldfield’s operations (including for purposes of the HSR Act) prior to the consummation of the Offer. Prior to the Effective Time, Goldfield shall exercise, consistent with the terms and conditions of the Merger Agreement, complete control and supervision over its operations.

At or prior to the closing of the Merger, if requested by Parent in writing, Goldfield shall deliver, or cause its applicable subsidiary to deliver, to Parent (or to the title insurance company engaged by Parent) such customary affidavits, indemnities and other agreements, evidence of authority, lien releases and such other documents and instruments reasonably required by such title insurance company in order to issue a title insurance policy with respect to each parcel of owned real property, free and clear of all liens, other than permitted liens under the terms of the Merger Agreement.

Acquisition Proposals; Change in Recommendation.

Goldfield agreed that it and its subsidiaries and their respective directors and officers will not, and will not authorize their other representatives to, and will direct and cause them not to:

•

initiate, solicit, propose, knowingly induce or knowingly encourage or knowingly facilitate (including by providing any information) any Acquisition Proposal, including any inquiries or the submission of any proposals or offers which could reasonably be expected to lead to an Acquisition Proposal;

•

other than informing third parties of the existence of the provisions of the Merger Agreement described in this section, engage in, continue or otherwise participate in negotiations or discussions with, or provide access to its properties, books and records or furnish any non-public information (or access thereto) concerning Goldfield or any of its subsidiaries to, any third party in connection with, relating to or for the purpose of encouraging or facilitating or that could reasonably be expected to lead to, an Acquisition Proposal,

•

recommend, enter into or execute any contract, letter of intent, acquisition agreement, agreement in principle, memorandum of understanding or similar agreement with respect to any Acquisition Proposal,

•	approve, endorse or recommend, or propose publicly to approve, endorse or recommend any Acquisition Proposal,

•	waive, terminate, modify or fail to enforce any “standstill” or similar provision or obligation of a person (other than Parent or its affiliates) with respect to Goldfield or its subsidiaries or

•	approve, authorize or agree to do any of the foregoing.

Goldfield further agreed that, immediately following the execution of the Merger Agreement, Goldfield and its subsidiaries and their respective directors and officers shall, and shall direct and cause their respective representatives to, (a) cease and cause to be terminated any solicitation and any and all existing discussions or negotiations with any person conducted prior to the signing of the Merger Agreement with respect to any Acquisition Proposal or any inquiry or request for information that could reasonably be expected to lead to, or result in, an Acquisition Proposal, (b) terminate access by any third party to any physical or electronic data room relating to any potential Acquisition Proposal and (c) deliver written notice to each such person requesting that any such person (other than Parent, Purchaser and their respective representatives) promptly return or destroy all confidential information regarding Goldfield and its subsidiaries. Notwithstanding the forgoing, Goldfield shall be permitted to grant limited waivers of, and not enforce, any standstill provision or similar provision that has the effect of prohibiting the counterparty thereto from making an Acquisition Proposal to the Goldfield Board to the extent that the Goldfield Board determines in good faith, after consultation with outside counsel, that the failure to grant such limited waiver or to not enforce such provision would be inconsistent with Goldfield Board’s fiduciary duties under applicable law.

Notwithstanding anything to the contrary contained in the Merger Agreement, if prior to the consummation of the Offer Goldfield receives a bona fide written Acquisition Proposal (which Acquisition Proposal was made after the date of the Merger Agreement and did not result from a material breach of the restrictions described in this section), and the Goldfield Board determines in good faith (after consultation with outside counsel and its financial advisor) that such Acquisition Proposal constitutes, or could reasonably be expected to lead to, a Superior Proposal, then Goldfield and its representatives may: (i) furnish any information with respect to Goldfield and its subsidiaries and access thereto to any third party making such Acquisition Proposal (and its representatives and financing sources); provided that (a) prior to furnishing any such information, Goldfield receives from such third party an executed Acceptable Confidentiality Agreement and (b) any such non-public information so furnished has been previously provided or made available (including through the data room) to Parent substantially concurrent with such information so furnished to such third party or (ii) participate or engage in negotiations or discussions with the third party making such Acquisition Proposal.

Except as outlined in this section, none of Goldfield, the Goldfield Board nor any committee thereof shall (i) (A) withdraw, withhold or modify, amend or qualify in a manner adverse to Parent or Purchaser, or propose publicly to withdraw, withhold or modify, amend or qualify in a manner adverse to Parent or Purchaser, the Board Recommendation, (B) approve, adopt, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Acquisition Proposal, (C) fail to include the Board Recommendation in the Schedule 14D-9 when disseminated to Goldfield’s stockholders, (D) if any Acquisition Proposal has been made public, fail to reaffirm the Board Recommendation upon request of Parent within the earlier of three business days prior to the then scheduled Expiration Date or five business days upon receipt of a request from Parent to do so; or (E) fail to recommend against any Acquisition Proposal that is a tender offer or exchange offer subject to Regulation 14D under the Exchange Act within five business days after the commencement of such tender or exchange offer (any action described in this clause (i) being referred to as a “Change in Recommendation”) or (ii) approve, recommend, declare advisable or enter into or execute any contract, letter of intent, acquisition agreement, agreement in principle, memorandum of understanding or similar agreement with respect to any Acquisition Proposal, other than an Acceptable Confidentiality Agreement (an “Alternative Acquisition Agreement”).

The Merger Agreement further provides that, at any time prior to the consummation of the Offer, the Goldfield Board may make a Change in Recommendation contemplated in clauses (A) or (C) of the definition thereof in response to an Intervening Event if (i) the Goldfield Board determines in good faith (after consultation with its outside legal and financial advisors) that the failure to do so would be inconsistent with the Goldfield Board’s fiduciary duties under applicable law, (ii) (A) Goldfield has provided Parent five business days’ prior written notice (provided that such notice shall not constitute a Change in Recommendation) advising Parent that Goldfield intends to make a Change in Recommendation, which such notice shall specify, in reasonable detail, the Intervening Event and the reasons for the Change in Recommendation (provided that Parent shall be required to keep all such information confidential in accordance with the terms of the Confidentiality Agreement), and (B): (1) during such five business day period, if requested by Parent, Goldfield and its representatives shall negotiate in good faith with Parent and its representatives regarding any changes to the terms of the Merger Agreement and any other proposals made by Parent so that a failure to effect a Change in Recommendation would no longer be inconsistent with the Goldfield Board’s fiduciary duties under applicable law; (2) following such five business day period, after taking into account any changes to the terms of the Merger Agreement and any other proposals made by Parent during such five business day period, the Goldfield Board shall have determined in good faith (after consultation with its outside legal and financial advisors) that the failure to effect a Change in Recommendation in response to such Intervening Event would be inconsistent with the Goldfield Board’s fiduciary duties under applicable law; and (3) if Goldfield has validly effected a Change in Recommendation in response to an Intervening Event in compliance with the provisions of the Merger Agreement described in this section, then following such Change in Recommendation Goldfield shall thereafter be permitted to take any action described in clauses (D) and (E) of the definition of Change in Recommendation, and, for the avoidance of doubt, Goldfield shall not be able to take any action described in clause (B) of the definition of Change in Recommendation. In the event of any material change in any event, occurrence or fact relating to such Intervening Event (other than in respect of any revisions proposed or proposals made by Parent as referred to above), a new notice shall be required from Goldfield pursuant to (ii) above, except that the references to five business days shall be deemed to be three business days, and the provisions of this section shall otherwise apply to the Intervening Event as modified thereby.

At any time prior to the consummation of the Offer if, in response to a bona fide written Acquisition Proposal made by a third party after the date of the Merger Agreement which does not arise from a breach of the provisions described in this section and has not been withdrawn, the Goldfield Board determines in good faith (after consultation with its outside legal and financial advisors) that (i) such Acquisition Proposal constitutes a Superior Proposal and (ii) the failure to take an action set forth in clause (x) or (y) would be inconsistent with the Goldfield Board’s fiduciary duties under applicable law, then (x) the Goldfield Board may make a Change in Recommendation or (y) Goldfield may terminate the Merger Agreement under Section 8.1(d)(i) (Termination) of the Merger Agreement in order to enter into an definitive agreement with respect to such Superior Proposal;

provided that in either such case (A) Goldfield shall have provided to Parent five business days’ prior written notice (the “Superior Proposal Notice”) (provided that such notice shall not constitute a Change in Recommendation) advising Parent that Goldfield intends to take such action (and specifying, in reasonable detail, the material terms and conditions of any such Superior Proposal, including the identity of the third party making any such Superior Proposal) and providing Parent with a complete copy of any written proposal or offer, including any proposed Alternative Acquisition Agreement or financing documentation, and any other documents containing the material terms of such Superior Proposal (provided that Parent will be required to keep all such documents and their terms confidential in accordance with the terms of the Confidentiality Agreement), and (B): (1) during such five business day period, if requested by Parent, Goldfield and its representatives shall negotiate and discuss in good faith with Parent and its representatives regarding changes to the terms of the Merger Agreement and any other proposals made by Parent intended by Parent to cause such Acquisition Proposal to no longer constitute a Superior Proposal and (2) following such five business day period, after taking into account any changes to the terms of the Merger Agreement made by Parent during such five business day period, the Goldfield Board has determined in good faith (after consultation with its outside legal and financial advisors) that (x) such Acquisition Proposal continues to constitute a Superior Proposal, and (y) the failure to make the Change in Recommendation or terminate the Merger Agreement under Section 8.1(d)(i) (Termination) would be inconsistent with the Goldfield Board’s fiduciary duties under applicable law. Any material revisions, modifications or amendments to the terms of such Acquisition Proposal will constitute a new Acquisition Proposal and will in each case require Goldfield to deliver to Parent a new Superior Proposal Notice, except that the references to five business days will be deemed to be three business days.

During the period commencing on the date of the Merger Agreement and ending on the earlier of the valid termination of the Merger Agreement and the Effective Time (the “Pre-Closing Period”), Goldfield will promptly (and in any event no later than twenty-four (24) hours after receipt) advise Parent orally or in writing in the event that Goldfield receives (x) any Acquisition Proposal, (y) any inquiry, proposal, offer or request for information with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal and in connection with such notice provide to Parent the material terms and conditions of any such Acquisition Proposal (including the identity of the third party making any such Acquisition Proposal including any documents submitted therewith). During the Pre-Closing Period, Goldfield shall (i) notify Parent in writing if Goldfield determines to begin providing non-public information or to engage in discussions or negotiations concerning an Acquisition Proposal, (ii) keep Parent reasonably informed of the status, material details and material terms of any such Acquisition Proposal (including, prior to initially furnishing any information or to commencing any discussions or negotiations, advising Parent of any determination by the Goldfield Board and any discussions and negotiations concerning the material terms and conditions thereof), and (iii) promptly provide to Parent (and in any event no later than twenty four (24) hours after receipt or delivery thereof) any written proposal, indication of interest (or amendment thereto) or any other written material that constitutes or is related to an Acquisition Proposal (or amendment thereto) including copies of any proposed Alternative Acquisition Agreements and any other material agreements (or drafts thereof) and any financing commitments related thereto. Goldfield will not, and will cause its affiliates not to, enter into any contract with any person that prohibits Goldfield, its subsidiaries or representatives from providing such information or any other information described in this section to Parent, Purchaser or their representatives or otherwise limits or impairs Goldfield’s, its subsidiaries’, its affiliates’ or their respective representatives’ ability to comply with their respective obligations under the provisions of the Merger Agreement described in this section.

Nothing contained in the Merger Agreement shall prohibit Goldfield or the Goldfield Board, directly or indirectly, through their respective representatives, from (i) taking and disclosing to the stockholders of Goldfield any position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any “stop, look and listen” communication to Goldfield’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act, or (iii) making any disclosure to the stockholders of Goldfield that the Goldfield Board determines in good faith (after consultation with its outside legal counsel) that the failure to do so would be inconsistent with the Goldfield Board’s fiduciary duties under applicable law; provided that such provisions shall not be deemed to permit the Goldfield Board to make a Change in

Recommendation except to the extent permitted by the provisions of the Merger Agreement described in this section. Goldfield agrees that any breach of this section by any of its representatives acting on Goldfield’s behalf shall be deemed a breach of the Merger Agreement by Goldfield.

For purposes of this Offer to Purchase and the Merger Agreement:

“Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms that are not more favorable to the third party that is party to such agreement and its affiliates and representatives than the terms set forth in the Confidentiality Agreement are to Parent and its affiliates and representatives.

“Acquisition Proposal” means any indication of interest, inquiry, offer or proposal, including any amendment or modification to any existing indication of interest, inquiry, offer or proposal from any third party, relating to or concerning an Acquisition Transaction (as defined in the Merger Agreement).

“Intervening Event” means a positive event, occurrence or fact occurring or arising after the date hereof that is material to Goldfield and its subsidiaries taken as a whole and was not known and was not reasonably foreseeable to the Goldfield Board prior to the date of the Merger Agreement (or, if known and reasonably foreseeable, the magnitude or consequences of which were not known and reasonably foreseeable by the Goldfield Board as of the date of the Merger Agreement), other than (i) any event, occurrence or fact that relates to an Acquisition Proposal or (ii) changes in the market price of Goldfield’s common stock or Goldfield meeting, failing to meet or exceeding published or unpublished revenue or earnings projections (it being understood that the underlying causes of any such changes may, if they are not otherwise excluded from the definition of “Intervening Event”, be taken into account in determining whether an Intervening Event has occurred).

“Superior Proposal” means a bona fide written Acquisition Proposal (as defined in the Merger Agreement) (provided that for this purpose the references to “twenty percent (20%)” in the definition of Acquisition Transaction shall be deemed to be references to “fifty percent (50%)”) that did not result from a breach of certain obligations under the Merger Agreement and which the Goldfield Board determines in its good faith judgement, after considering the advice of outside legal counsel and financial advisors and after considering all of the financial, legal, timing, regulatory and other aspects and risks of such Acquisition Proposal (including any break-up fee, expense reimbursement, conditions to consummation and financing terms) and the person making such Acquisition Proposal and after taking into account any change to the terms of the Merger Agreement offered by Parent in response to such Superior Proposal, that such Acquisition Proposal, (i) is reasonably capable of being consummated in accordance with its terms and (ii) would, if consummated, result in a transaction that is more favorable to Goldfield’s stockholders from a financial point of view than the Transactions.

Employee Benefits.

The Merger Agreement provides that for a period of one year immediately following the Effective Time, Parent will provide, or will cause to be provided, to each continuing employee of Goldfield and of each of Goldfield’s subsidiaries as of the Effective Time (other than continuing employees covered by a collective bargaining agreement) (i) base salary or base wages and short-term cash incentive compensation opportunities and discretionary bonus opportunities (other than equity-based and other long-term incentive compensation opportunities) that are no less favorable in the aggregate than those provided to such continuing employee as of the Effective Time, and (ii) health and welfare benefits and other employee benefits (other than severance payments and benefits and deferred compensation) that are substantially comparable in the aggregate to those provided to such continuing employee as of the Effective Time.

The provisions of the Merger Agreement described in this section are for the sole benefit of the parties to the Merger Agreement and nothing in the applicable section of the Merger Agreement, whether express or implied, creates any third party beneficiary or other rights in any other person, including without limitation, any current or former employee or any participant in any employee benefit plan or arrangement, or any dependent or beneficiary thereof, or any right to continued employment with Goldfield, the subsidiaries of Goldfield, Parent or the Surviving Corporation. Nothing in the applicable section of the Merger Agreement, whether express or implied, modifies, amends any employee benefit plan or limits the right of Goldfield, Parent, the Surviving Corporation or any of their respective affiliates to amend, terminate or otherwise modify any employee benefit plan or arrangement in accordance with its terms and applicable law.

Director and Officer Liability.

The Merger Agreement provides that for a period of six years from and after the Effective Time, Parent shall (and will cause the Surviving Corporation to) indemnify, defend and hold harmless, to the fullest extent permitted under applicable law (and shall advance expenses as incurred to the fullest extent permitted under applicable law, provided the person to whom expenses are advanced provides an undertaking to repay such advances if a court of competent jurisdiction determines in a final, nonappealable judgment that such person is not entitled to be indemnified hereunder), each present and former director and officer of Goldfield and its direct and indirect subsidiaries (each, an “Indemnified Party”) against any costs and expenses (including reasonable attorneys’ fees), judgments, settlements, fines, losses, claims, damages or liabilities (whether civil, criminal, administrative, investigative or other), arising out of or pertaining to matters existing or occurring prior to the Effective Time, including the Transactions.

The Merger Agreement also provides that, prior to the Effective Time, Goldfield shall use its reasonable best efforts to purchase a “tail” or “runoff” officers’ and directors’ liability insurance policy or policies in respect of acts or omissions occurring prior to the Effective Time, and covering each Indemnified Party on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy currently in effect for a period of six years following the Effective Time, and at a price not to exceed 350% of the current annual premiums paid by Goldfield for such insurance. Parent will, and will cause the Surviving Corporation to, maintain such policies in full force and effect for their full term, and will continue to honor the obligations thereunder. If Goldfield fails to purchase such “tail” or “runoff” policy prior to Closing, then either (i) Parent may purchase such “tail” or “runoff” policy on behalf of Goldfield or the Surviving Corporation or (ii) the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain an officers’ and directors’ liability insurance policy or policies in respect of acts or omissions occurring prior to the Effective Time covering the Indemnified Parties on terms with respect to each of coverage and amount no less favorable than those of such policies in effect for a period of six years after the Effective Time; provided further, that in satisfying this obligation, neither Parent nor the Surviving Corporation shall be obligated to pay annual premiums in excess of 350% of the current annual premiums paid by Goldfield for such insurance and if such premiums for such insurance would at any time exceed 350% of the current annual premiums paid by Goldfield for such insurance, then Parent or the Surviving Corporation shall cause to be maintained such policies of insurance described above that provide the maximum dollar amount of coverage available at an annual premium equal to 350% of the current annual premiums paid by Goldfield for such insurance.

The Merger Agreement also provides that from and after the Effective Time, Parent shall cause the Surviving Corporation to fulfill and honor in all respects the obligations of Goldfield and its subsidiaries pursuant to (i) each indemnification agreement made publicly available or made available to Parent or its representatives prior to the execution of the Merger Agreement that is in effect between Goldfield or any of its subsidiaries and any individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of Goldfield or of a Goldfield subsidiary; and (ii) any indemnification, advancement or exculpation provision set forth in the certificate of incorporation or bylaws or other organizational documents of Goldfield or any of its subsidiaries as in effect on the date of the Merger Agreement. From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, the certificate of incorporation and bylaws of the Surviving Corporation shall contain, and Parent shall cause the certificate of incorporation and bylaws of the Surviving Corporation to contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation than are set forth in the certificate of incorporation and bylaws of Goldfield as in effect on the date of the Merger Agreement.

In the event that Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and, in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as applicable, shall assume the obligations concerning indemnification set forth in the provisions of the Merger Agreement described in this section.

Transaction Litigation.

The Merger Agreement provides that Goldfield is entitled to direct and control the defense of any litigation brought against Goldfield or its directors or officers relating to the Transactions (“Transaction Litigation”); provided, however, Goldfield must promptly notify Parent in writing of any such Transaction Litigation. Goldfield must (a) give Parent the right to review and comment on all material filings or responses to be made by Goldfield and shall discuss in advance any material discussions or communications proposed to be held by Goldfield with any third party in connection with any such Transaction Litigation (and Goldfield shall in good faith take any comments or feedback provided by Parent into account), and the opportunity to participate in the defense and settlement of, any such Transaction Litigation at Parent’s own expense and (b) if Parent does not exercise such right to participate (subject to Goldfield’s control right), keep Parent reasonably and promptly informed with respect to the status of such Transaction Litigation. No compromise or full or partial settlement of any Transaction Litigation shall be agreed to by Goldfield without Parent’s prior written consent.

Rule 14d-10 Matters.

The Merger Agreement provides that, prior to the consummation of the Offer, to the extent required, the compensation committee of the Goldfield Board (the “Compensation Committee”) will take such steps to cause each employment compensation, severance or other employee benefit arrangement (whether in existence prior to or after the date of the Merger Agreement) pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of Goldfield to be approved by the Compensation Committee in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act. Each member of the Compensation Committee is an “independent director” within the meaning of the requirements of Rule 14d-10(d) promulgated under the Exchange Act.

Takeover Laws.

The Merger Agreement provides that, if any “control share acquisition,” “business combination,” “fair price,” “moratorium” or other anti-takeover applicable law may become or is deemed or purports to be applicable to any Transaction, then each of Goldfield, Parent, Purchaser, and their respective boards of directors will use their respective reasonable best efforts to (i) take such actions with respect thereto as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and (ii) otherwise act to render such anti-takeover applicable law (or, in the case of Section 203 of the DGCL, the restrictions on business combinations provided therein) inapplicable to, or to minimize the effects of the foregoing on, the Transactions.

Delisting.

The Merger Agreement provides that, Parent will cause, and Goldfield will reasonably cooperate with Parent to cause, Goldfield’s securities to be de-listed from NYSE American and de-registered under the Exchange Act as promptly as practicable following the Effective Time.

Financing Cooperation.

Goldfield has agreed it will, and will cause its subsidiaries to, use reasonable best efforts to cause their respective representatives, to provide to Parent, all reasonable cooperation reasonably requested by Parent and as necessary and customary to assist Parent in connection with the arrangement of any Debt Financing in connection with the transactions contemplated by the Merger Agreement, including to:

(i)

promptly (and in any event, no later than five business days after the date of the Merger Agreement) provide Parent and its financing sources and their respective agents with Goldfield’s financial statements;

(ii)

participate in a reasonable number of lender meetings, presentations and sessions with prospective financing sources, and if reasonably requested by Parent, sessions with rating agencies, in each case at reasonable times and locations mutually agreed;

(iii)

assist with the preparation of materials for investor presentations, bank information memoranda, confidential information memoranda, marketing materials and similar documents required in connection with the Debt Financing and, if reasonably requested by Parent, rating agency materials;

(iv)

provide appropriate representations in connection with the preparation of financial statements and other financial data of Goldfield and direct Goldfield’s independent auditors to provide reasonable and customary assistance and cooperation in connection with the Debt Financing;

(v)	cooperate with the marketing efforts of Parent and its financing sources for any portion of the Debt Financing;

(vi)

facilitate the obtaining of guarantees and pledging of collateral in connection with the Debt Financing, including using commercially reasonable efforts to cause individuals to execute and deliver any customary documents as may be reasonably requested by Parent to facilitate the foregoing;

(vii)

provide, at least three business days prior to the closing of the Merger, to Parent and its financing sources all customary documentation and other information with respect to Goldfield and its subsidiaries, as is reasonably requested in writing by Parent at least ten business days prior to the closing date of the Merger that is required in connection with the Debt Financing by U.S. regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act;

(viii)	use commercially reasonable efforts to cause individuals to take corporate action (subject to the occurrence of the closing) reasonably necessary to permit the completion of the Debt Financing;

(ix)	assist with the payoff of existing indebtedness of Goldfield and its subsidiaries and the release of related liens at the closing; and

(x)

to the extent applicable, provide customary authorization letters to the Parent and its financing sources authorizing the distribution of information to the financing sources and containing a representation to the financing sources that the public side versions of such documents, if any, do not include material non-public information about Goldfield, its subsidiaries or any of their respective securities.

Neither Goldfield nor any of its subsidiaries would be required to take any action that would (i) reasonably be expected to conflict with, or result in any violation or breach of, or default under, any organizational documents of Goldfield or any of its subsidiaries, any material contract, or any applicable law, (ii) unreasonably interfere with the conduct of the business or operations of Goldfield or any of its subsidiaries, (iii) result in any officer, manager or director of Goldfield or any its subsidiaries incurring personal liability with respect to any matters relating to the Debt Financing or the approval thereof, (iv) require Goldfield, its subsidiaries or any of their respective affiliates to incur any liability or commit to any obligation that is not contingent upon the occurrence of the closing, (v) require providing access to or disclose information that Goldfield is advised by legal counsel would jeopardize any attorney-client privilege of or violate confidentiality requirements binding on, Goldfield or any of its subsidiaries (provided that, Goldfield and its subsidiaries shall reasonably cooperate in seeking alternative means to provide such information), or (vi) require any change to any fiscal period.

Parent shall reimburse Goldfield for all reasonable out-of-pocket and documented expenses incurred in connection with the actions taken at Parent’s request to assist Parent in connection with the arrangement of any Debt Financing. Parent shall further indemnify Goldfield, it subsidiaries and their respective representatives for any losses incurred in connection with the arrangement of the Debt Financing and any information utilized in connection therewith, subject to customary exceptions for gross negligence, bad faith or willful and intentional misconduct.

Other Covenants.

The Merger Agreement contains other customary covenants, including, but not limited to, covenants relating to certain regulatory filings, public announcements, access to information and confidentiality.

Termination.

The Merger Agreement may be terminated and the Transactions may be abandoned at any time prior to the consummation of the Offer:

•	by mutual written agreement of Goldfield and Parent;

•	by either Goldfield or Parent, if:

(a)

the Offer has not been consummated in accordance with the terms of the Merger Agreement on or before 11:59 p.m., Eastern Time, on February 19, 2021; provided, that, the right to terminate the Merger Agreement pursuant to the forgoing will not be available to any party whose material breach of any provision of the Merger Agreement has been a principal cause of, or resulted in, the failure of the Offer to be consummated by such time (the “Nonconsummation Condition”); or

(b)

any governmental authority having competent jurisdiction over any party to the Merger Agreement shall have issued a final, non-appealable order, or any applicable law or other legal restraint, injunction or prohibition shall be in effect, that makes consummation of the Offer or the Merger illegal or otherwise prohibited; or

•	by Parent, prior to the consummation of the Offer, if:

(a)

a Change in Recommendation has occurred or Goldfield or any of its subsidiaries has entered into any Alternative Acquisition Agreement or the Goldfield Board (or any committee thereof) has approved, recommended, declared advisable or authorized the execution of any Alternative Acquisition Agreement; or

(b)

Goldfield has breached any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform would give rise to the failure of the Representations Condition and Covenants Condition and is incapable of being cured by the Outside Date or, if capable of being cured in such time frame, has not been cured by Goldfield within 30 days after written notice has been given by Parent to Goldfield of such breach or failure to perform; provided, however, that Parent may not terminate the Merger Agreement pursuant to such provision of the Merger Agreement if, at the time such termination would otherwise take effect in accordance with the foregoing, Parent or Purchaser is in material breach of any provision of the Merger Agreement; or

(c)

if the Offer (as it may have been extended) expires as a result of the non-satisfaction of one or more Offer Conditions in a circumstance where Parent has no further obligation to extend the Offer; provided, however, that the right to terminate the Merger Agreement pursuant such provision of the Merger Agreement will not be available to Parent if its material breach of any provision of the Merger Agreement has been the primary cause of, or resulted in, the non-satisfaction of any Offer Conditions or the termination or withdrawal of the Offer pursuant to its terms without any Shares being purchased; or

•	by Goldfield, prior to the consummation of the Offer, if:

(a)

the Goldfield Board has determined that an Acquisition Proposal constitutes a Superior Proposal, Goldfield has complied with its obligations under the Merger Agreement to notify and engage with Parent with respect to the Superior Proposal as described in “-Acquisition proposals; Change in Recommendation”, Goldfield pays, or causes to be paid, to Parent the Goldfield Termination Fee (as defined below) prior to or concurrently with such termination and substantially concurrently with such termination, Goldfield enters into a definitive Alternative Acquisition Agreement in respect of such Superior Proposal;

(b)

Parent shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform would have a Parent Material Adverse Effect and is incapable of being cured by the Outside Date or, if capable of being cured in such time frame, has not been cured by Parent within 30 days after written notice has been given by Goldfield to Parent of such breach or failure to perform; provided, however, that Goldfield may not terminate the Merger Agreement pursuant to such provision of the Merger Agreement if, at the time such termination would otherwise take effect in accordance with the foregoing, Goldfield is in material breach of any provision of the Merger Agreement;

(c)

Purchaser fails to commence the Offer by December 15, 2020; provided, however, that Goldfield may not terminate the Merger Agreement pursuant to such provision of the Merger Agreement if such failure to commence the Offer is principally caused by the material breach by Goldfield of any covenant or obligation of Goldfield set forth in the Merger Agreement; or

(d)

(i) Purchaser fails to consummate the Offer, (ii) all of the Offer Conditions have been satisfied or (to the extent permitted by applicable law) waived at the Offer Expiration Time, (iii) Goldfield has given Purchaser at least three business days prior written notice stating Goldfield’s intention to terminate, (iv) all of the Offer Conditions remain satisfied through the three business day period, and (v) the Offer Acceptance Time shall not have occurred by the end of such three business day period.

The party desiring to terminate the Merger Agreement pursuant to the provisions described above (other than pursuant to the Nonconsummation Condition) will give written notice of such termination to each other party to the Merger Agreement and specify the applicable provision or provisions thereof pursuant to which such termination is being effected.

Effect of Termination.

If the Merger Agreement is validly terminated in accordance with its terms by either Goldfield or Purchaser, it will, subject to certain surviving provisions, become void and of no further force or effect and there will be no liability or obligation on the part of any party, provided, subject to the limitations described under “-Goldfield Termination Fee” and “-Parent Termination Fee”, no person will be relieved from liability for any willful and material breach of the Merger Agreement prior to the date of such termination. The Confidentiality Agreement (as defined below) shall not be affected by the termination of the Merger Agreement and shall continue in full force and effect in accordance with its terms.

Goldfield Termination Fee.

Goldfield shall pay (or cause to be paid to) Parent a fee in the amount of $5,654,000 (the “Goldfield Termination Fee”) if the Merger Agreement is validly terminated:

1.

by Goldfield as a result of the Goldfield Board determining that an Acquisition Proposal constitutes a Superior Proposal and substantially concurrently with the termination of the Merger Agreement, Goldfield enters into a definitive Alternative Acquisition Agreement in respect of such Superior Proposal;

2.	by Parent as a result of a Change in Recommendation or Goldfield entering into, or the Goldfield Board approving, any Alternative Acquisition Agreement;

3.

by Parent or Goldfield as a result of the Offer not being consummated by the Outside Date (provided that the terminating party shall not be in material breach of the Merger Agreement or a principal cause for the failure of the Offer to be consummated) if at such time the Merger Agreement was terminable by Goldfield pursuant to item 2 above;

4.

(a) (i) by Parent or Goldfield as a result of the Offer not being consummated by the Outside Date (provided that the terminating party shall not be in material breach of the Merger Agreement or a principal cause for the failure of the Offer to be consummated), (ii) by Parent as a result of Goldfield breaching its representations, warranties, covenants and other agreements, where such breach would give rise to the failure of the Representations Condition and the Covenants Condition and such breach cannot be cured within 30 days after written notice is provided by Parent to Goldfield, or (iii) by Parent as a result of the Offer expiring as a result of the non-satisfaction of one or more Offer Conditions in a circumstance where Parent has no further obligation to extend the Offer (provided that Parent shall not be in material breach of the Merger Agreement or a principal cause for the failure of the Offer to be consummated), (b) any Acquisition Proposal shall have been publicly made to the stockholders of Goldfield or otherwise have been announced or become publicly known prior to termination, and (c) within 12 months after such termination, Goldfield or any of its subsidiaries enters into a definitive agreement with respect to or consummates an Acquisition Proposal, subject to certain qualifications and conditions.

If Parent receives payment from Goldfield of the Goldfield Termination Fee, Parent’s right to receive payment from Goldfield of the Goldfield Termination Fee shall be the sole and exclusive remedy of any of Parent, Purchaser or any of their respective affiliates or representatives against Goldfield and Goldfield Related Parties for all losses and damages suffered as a result of the failure of the Transactions to be consummated; provided that in circumstances in which the Goldfield Termination Fee is not payable, termination of the Merger Agreement shall not relieve Goldfield from liability for, and Parent the Purchaser may seek recourse with respect to, any willful breach of the Merger Agreement prior to such termination. “Goldfield Related Parties” means the former, current or future equity holders, controlling persons, directors, officers, employees, agents, representatives or affiliates of Goldfield or its subsidiaries or any former, current or future stockholder, controlling person, director, officer, employee, general or limited partner, member, manager, affiliate, representative or agent of any of the foregoing.

Parent Termination Fee.

Parent shall pay (or cause to be paid to) Goldfield a fee in the amount of $10,439,000 (the “Parent Termination Fee”) if the Merger Agreement is validly terminated:

1.

by Goldfield as a result of Parent breaching its representations, warranties, covenants and other agreements, where such breach would have a Parent Material Adverse Effect and such breach cannot be cured by the Outside Date, or if capable of being cured in such time frame, is not cured within 30 days after written notice is provided by Goldfield to Parent;

2.

by Goldfield as a result of Purchaser failing to consummate the Offer when all of the Offer Conditions have been satisfied or (to the extent permitted by applicable law) waived at the Offer Expiration Time, and Goldfield has given Purchaser at least three business days prior written notice stating Goldfield’s intention to terminate, all of the Offer Conditions remain satisfied through the three business day period, and the Offer Acceptance Time shall not have occurred by the end of such three business day period;

3.

by Parent or Goldfield as a result of the Offer not being consummated by the Outside Date (provided that the terminating party shall not be in material breach of the Merger Agreement or a principal cause for the failure of the Offer to be consummated) if at such time the Merger Agreement was terminable by Goldfield pursuant to item 1 or item 2 above.

Goldfield’s right to terminate the Merger Agreement and receive payment of the Parent Termination Fee, together with (x) certain fees, costs and expenses in connection with any proceeding to enforce payment of the Parent Termination Fee and (y) reasonable out-of-pocket and documented expenses incurred in connection actions taken to support the Debt Financing, shall constitute the sole and exclusive remedy of Goldfield and the Goldfield Related Parties against Parent, Purchaser, First Reserve and their respective affiliates, the financing sources and any other Parent Related Parties for all losses and damages in respect of the Merger Agreement or the transactions contemplated by the Merger Agreement or any breach of any representation, warranty, covenant or agreement to be made in connection with the Merger Agreement, and upon payment of the Parent Termination Fee, together with all amounts identified in (x) and (y) above, none of the Parent Related Parties shall (i) shall have any further liability or obligation, or (ii) seek to recover any other damages or seek any other remedy, and (iii) in no event shall Parent or Purchaser be subject to monetary damages in excess of an aggregate amount equal to the Parent Termination Fee, plus any amounts identified in (x) and (y) above. While Goldfield may pursue both a grant of specific performance of the type contemplated by the Merger Agreement and the Equity Commitment Letter and the payment of the Parent Termination Fee, as the case may be, under no circumstances shall Goldfield be permitted or entitled to receive both a grant of specific performance that results in the consummation of the Offer and payment of the Parent Termination Fee. “Parent Related Parties” means the former, current or future equity holders, controlling persons, directors, officers, employees, agents, affiliates, members, managers or general or limited partners of Parent or Purchaser or any former, current or future stockholder, controlling person, director, officer, employee, general or limited partner, member, manager, affiliate or agent of any of the foregoing.

Expenses.

Except as otherwise provided in the Merger Agreement, all costs and expenses incurred by the parties to the Merger Agreement will be paid by the party incurring such cost or expense, provided that Parent will be responsible for costs and expenses related to filings to obtain regulatory approvals and certain taxes and fees imposed with the transfer of Shares pursuant to the Offer or the Merger.

Specific Performance; Remedies.

The Merger Agreement provides that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur and that the parties to the Merger Agreement would not have any adequate remedy at law in the event that any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached. Under the terms of the Merger Agreement, the parties agreed that the parties will be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches or threatened or anticipated breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement, without proof of damages or otherwise.

The Merger Agreement further provides that, prior to the termination of the Merger Agreement, Goldfield may, subject to the terms of the Merger Agreement, seek an injunction, specific performance or other equitable relief to cause Purchaser to enforce the terms of the Equity Commitment Letter (solely in its capacity as a third party beneficiary under the Equity Commitment Letter) and Parent’s or Purchaser’s respective obligations to consummate the Offer and the Merger in accordance with the terms and subject to the conditions of the Merger Agreement if:

•

all Offer Conditions and conditions to consummate the Merger set forth in the Merger Agreement, have been satisfied (other than those conditions that by their nature are to be satisfied at the Effective Time or the closing of the Merger, each of which is capable of being satisfied at such time);

•

Goldfield has irrevocably confirmed in writing to Parent that it is prepared to consummate the closing if Parent and/or Purchaser performs their respective obligations to consummate the Offer and the Merger; and

•

Parent fails to consummate the Offer and the closing by the date that is three business days after the later of (x) the first date upon which Parent would have been required to consummate the Offer and (y) the date of delivery of such notice, and at all times during such three business day period Goldfield stood ready, willing and able to consummate the closing and the other Transactions.

No recourse and Waiver of Certain Claims.

Pursuant to the Merger Agreement, each party agrees that any claim, action, suit or other legal proceeding based upon, arising out of, or related to the Merger Agreement, or the negotiation, execution or performance of the Merger Agreement, may only be brought against the entities that are expressly named as parties to the Merger Agreement and then only with respect to the specific obligations set forth in the Merger Agreement with respect to such party. The Merger Agreement provides that no past, present or future director, officer, employee, incorporator, manager, member, general or limited partner, stockholder, equityholder, controlling person, affiliate, agent, attorney or other representative of any party to the Merger Agreement or any of their successors or permitted assigns or any direct or indirect director, officer, employee, incorporator, manager, member, general or limited partner, stockholder, equityholder, controlling person, affiliate, agent, attorney, Representative, successor or permitted assign of any of the foregoing (each, a “Non-Recourse Party”), will have any liability for any obligations or liabilities of any party under the Merger Agreement or for any claim, action or proceeding based on, in respect of or by reason of the transactions contemplated by the Merger Agreement or in respect of any written or oral representations made or alleged to be made in connection therewith (other than pursuant to the express terms and limitations set forth in the Limited Guaranty and the Equity Commitment Letter). The Merger Agreement further provides that, without limiting the rights of Goldfield against Parent, in no event will Goldfield or any of its affiliates seek to enforce the Merger Agreement against, make any claims for breach of the Merger Agreement against, or seek to recover monetary damages from, any Non-Recourse Party (other than pursuant to the express terms and limitations set forth in the Limited Guaranty and the Equity Commitment Letter).

The Merger Agreement further provides that, subject to any definitive agreements entered into in connection with the Debt Financing, (i) no financing source will have any liability to Goldfield or any of its affiliates or any other person relating to or arising out of the Transactions, the Merger Agreement or the Debt Financing, or any transactions contemplated by, or document related to, the foregoing (including any willful breach thereof, or the failure of the transactions contemplated thereby to be consummated), and (ii) none of Goldfield or any of its affiliates shall have any rights or claims whatsoever against any of the financing sources under the Merger Agreement or in connection with the Debt Financing, or otherwise in respect of the Transactions or any of the other transactions contemplated by any of the foregoing.

Assignment.

Neither the Merger Agreement nor any of the rights, interests or obligations thereunder may be assigned by any party to the Merger Agreement without the prior written consent of the other parties to the Merger Agreement; provided, that, Parent and Purchaser may assign all or any of their rights and obligations hereunder to any affiliate so long as (a) Parent and Purchaser continue to remain liable for all of such rights and obligations as if no such assignment had occurred, and (b) such assignment in no way causes a material delay or materially impairs the ability of Parent and Purchaser to consummate the Transactions; and provided, further, that Parent and Purchaser may, without the prior written consent of the other parties, grant a security interest in, and collaterally assign, any of their rights under the Merger Agreement to the financing sources in connection with the Debt Financing.

Amendment.

The Merger Agreement may be amended by written agreement of Goldfield, Parent and the Purchaser, at any time prior to the consummation of the Offer. No amendment may be made to the financing provisions of the Merger Agreement in a manner that would be materially adverse to the financing sources without the prior consent of the financing sources.

Governing Law.

The Merger Agreement is governed by Delaware law.

Confidentiality Agreement.

On March 2, 2020, Goldfield and First Reserve XIV Advisors, L.L.C. (“First Reserve Advisors”) entered into a confidentiality agreement (the “Confidentiality Agreement”). As a condition to being furnished Confidential Information (as defined in the Confidentiality Agreement), First Reserve Advisors agreed that such Confidential Information will be kept by it and its representatives confidential and will be used solely for the purposes of evaluating, negotiating or advising with respect to a possible transaction involving Goldfield. The Confidentiality Agreement contains a customary standstill provision with a term of 12 months that terminates upon the earlier of (i) the public announcement by Goldfield that its Board has approved, or that Goldfield or its subsidiaries has entered into, a definitive agreement providing for a business combination or sale transaction involving the acquisition of more than 50% of the voting securities of Goldfield, (ii) any other person or group having consummated an acquisition of more than 50% of the outstanding equity securities of Goldfield or its principal subsidiaries, or (iii) the public announcement by any other person or group of (x) the commencement of a tender offer for shares of Goldfield if the Board recommends or is neutral to such tender offer, or (y) a proxy contest with respect to a tender offer for shares of Goldfield pursuant to which stockholders elect directors who were not nominated by the Board and such elected directors represent a majority of the Board. The Confidentiality Agreement also contains a customary employee non-solicit provision with a term of 18 months covering certain specified employees identified therein.

The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (d)(2) to the Schedule TO incorporated herein by reference.

Exclusivity Agreement.

On November 11, 2020, First Reserve Advisors and Goldfield entered into an exclusivity agreement (the “Exclusivity Agreement”), pursuant to which, among other things, Goldfield agreed to a period of exclusive negotiation with First Reserve commencing on the date of the Exclusivity Agreement and ending at 11:59 p.m. (New York City time) on November 18, 2020 (the “Exclusivity Period”). The Exclusivity Agreement further provided that if the parties continued to negotiate in good faith towards a transaction, the Exclusivity Period would be automatically extended to 11:59 p.m. (New York City time) on November 25, 2020 (the “Extended Exclusivity Period”). Immediately following the expiration of the Exclusivity Period, the Exclusivity Period was automatically extended for the Extended Exclusivity Period.

The Exclusivity Agreement also provided that Goldfield would immediately cease and cause to be terminated any discussions or negotiations with any person that may be ongoing with respect to an acquisition proposal and would immediately terminate all physical and electronic dataroom access previously granted to any such person, its subsidiaries or representatives. Further, during the Exclusivity Period and Extended Exclusivity Period, as applicable, Goldfield would not (i) solicit, initiate, knowingly encourage or knowingly facilitate any acquisition proposal, (ii) engage in, continue or otherwise participate in discussions or negotiations regarding, or furnish to any person any non-public information concerning Goldfield or any of its subsidiaries relating to or that could reasonably be expected to lead to any acquisition proposal, except to notify such person that Goldfield is not permitted to respond to any acquisition proposal, or (iii) recommend, enter into or execute any agreement with respect to any acquisition proposal. Upon the receipt of any acquisition proposal, or any inquiries or offers that could reasonably be expected to lead to an acquisition proposal, Goldfield agreed to promptly (and in any event within 24 hours) notify First Reserve Advisors of such acquisition proposal and the identity of the person or persons making such acquisition proposal.

The foregoing summary of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Exclusivity Agreement, which is filed as Exhibit (d)(5) to the Schedule TO incorporated herein by reference.

Tender and Support Agreement.

Concurrently with the execution of the Merger Agreement, the estate of former CEO John H. Sottile, in its capacity as a stockholder of Goldfield (the “Supporting Stockholder”), entered into a Tender and Support Agreement with Parent and Purchaser (the “Tender and Support Agreement”), pursuant to which it has agreed, among other things, and subject to the terms and conditions of the Tender and Support Agreement, to tender all of its Shares into the Offer, which, as of November 23, 2020, in the aggregate represents approximately 8.5% of the outstanding Shares of Goldfield. The Tender and Support Agreement terminates upon the occurrence of certain events, including the termination of the Merger Agreement in accordance with its terms.

Subject to the terms and conditions of the Tender and Support Agreement, the Supporting Stockholder agrees, among other things, to validly tender all of its Shares after commencement of the Offer, and in any event no later than the tenth (10th) business day after the commencement of the Offer, and to vote against any action, agreement or transaction involving Goldfield that can impede, interfere with or prevent the consummation of the Merger. In addition, the Supporting Stockholder has agreed to, if necessary, vote its shares: (i) for the adoption of the Merger Agreement, in the event any vote or consent of the stockholders of Goldfield is required to adopt the Merger Agreement, approve the Merger or otherwise approve any of the transaction contemplated in the Merger Agreement; (ii) against any action or agreement that is intended or would reasonably be expected to result in the failure of any of the Offer Conditions to be satisfied; (iii) against any Acquisition Proposal or Alternative Acquisition Agreement (as defined in the Merger Agreement); (iv) against any other action, agreement or transaction involving Goldfield that is intended, or would reasonably be expected, to impede, interfere with or prevent the consummation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement; and (v) against any commitment or agreement to take any action inconsistent with any of the preceding clauses (i) through (iv).

The Tender and Support Agreement will terminate upon the earliest to occur of (a) the termination of the Merger Agreement in accordance with its terms, (b) the Effective Time, (c) the delivery of written notice of termination by the Supporting Stockholder to Parent and Purchaser following any amendment, modification, change or waiver to any provision of the Merger Agreement that, without the Supporting Stockholder’s prior written consent, decreases the amount or changes the form of the cash consideration (other than adjustments in accordance with the terms of the Merger Agreement), and (d) the termination of the Offer or the Offer Expiration Time, in each case, without acceptance for payment of the subject Shares pursuant to the Offer (provided that the termination right only applies so long as the Supporting Stockholder is not in breach of the Tender and Support Agreement).

The foregoing summary of the Tender and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Tender and Support Agreement, which is filed as Exhibit (d)(6) to the Schedule TO incorporated herein by reference.

Equity Commitment Letter and Limited Guaranty.

The descriptions of the Equity Commitment Letter and the Limited Guaranty included in Section 9 – “Source and Amount of Funds – Equity Financing” and “ – Limited Guaranty” are incorporated into this Section 11 by reference.

12.	Purpose of the Offer; Plans for Goldfield.

Purpose of the Offer. The Offer is being made pursuant to the Merger Agreement. The purpose of the Offer is to acquire control of, and the entire equity interest in, Goldfield. The Offer, as the first step in the acquisition of Goldfield, is intended to facilitate the acquisition of all outstanding Shares. After the Offer Acceptance Time, the Purchaser intends to consummate the Merger as promptly as practicable, subject to the satisfaction of certain conditions. The Merger Agreement provides, among other things, that the Purchaser will be merged into Goldfield and that upon consummation of the Merger, the surviving corporation will become a wholly owned subsidiary of Parent.

Merger Without a Meeting. If the Offer is consummated, we do not anticipate seeking the approval of Goldfield’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, then the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we intend to effect the closing of the Merger without a vote of the stockholders of Goldfield in accordance with Section 251(h) of the DGCL.

Plans for Goldfield.

We expect that, following consummation of the Merger and the other Transactions, the operations of Goldfield, the Surviving Corporation, will be conducted substantially as they currently are being conducted. We do not have any current intentions, plans or proposals to cause any material changes in the Surviving Corporation’s business, other than in connection with Goldfield’s current strategic planning.

Nevertheless, the management and/or the board of directors of Parent or the Surviving Corporation may initiate a review of the Surviving Corporation to determine what changes, if any, would be desirable following the Offer and the Merger to enhance the business and operations of the Surviving Corporation and may cause the Surviving Corporation to engage in certain extraordinary corporate transactions, such as reorganizations, mergers or sales or purchases of assets, if the management and/or board of directors of Parent or the Surviving Corporation decide that such transactions are in the best interest of Parent or the Surviving Corporation upon such review.

13.	Certain Effects of the Offer.

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Parent and the Purchaser intend to consummate the Merger at the Effective Time.

Stock Quotation. The Shares are currently listed on the NYSE American and trade under the symbol “GV”. Immediately following the consummation of the Merger (which is expected to occur as soon as practicable following the Offer Acceptance Time), the Shares will no longer meet the requirements for continued listing on the NYSE American because the only stockholder will be Parent. Immediately following the consummation of the Merger, we intend and will cause Goldfield to de-list the Shares from the NYSE American.

Exchange Act Registration. The Shares currently are registered under the Exchange Act. The purchase of Shares pursuant to the Offer may result in such Shares becoming eligible for deregistration under the Exchange Act. Registration of Shares may be terminated by Goldfield upon application to the SEC if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares.

We intend to seek to cause Goldfield to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by Goldfield to its stockholders and to the SEC and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Sections 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to Goldfield. Furthermore, the ability of “affiliates” of Goldfield and persons holding “restricted securities” of Goldfield to dispose of such securities pursuant to Rule 144 under the U.S. Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act was terminated, the Shares would no longer be eligible for continued inclusion on the Federal Reserve Board’s list of “margin securities” or eligible for stock exchange listing.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

14.	Dividends and Distributions.

Goldfield has paid no cash dividends on its common stock since 1933.

As discussed in Section 11 – “The Merger Agreement; Other Agreements,” the Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Goldfield will not (a) establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution on or in respect of (whether in cash, stock, property or otherwise) Goldfield’s or any subsidiary of Goldfield’s capital stock or other securities (other than dividends to Goldfield or from one of Goldfield’s wholly owned subsidiaries).

15.	Certain Conditions of the Offer.

Notwithstanding any other provision of the Offer or the Merger Agreement, subject to any applicable rules and regulations of the SEC, the Purchaser will not be required to, and Parent will not be required to cause the Purchaser to, accept for payment or pay for any Shares validly tendered and not withdrawn pursuant to the Offer, if as of the Expiration Date of the Offer, any of the following conditions (the “Offer Conditions”) have not been satisfied or, to the extent permitted, waived in writing by Parent:

(i)

the number of Shares validly tendered and “received” (as defined in Section 251(h)(6) of the DGCL) in the Offer and not validly withdrawn prior to the Offer Expiration Time represent (together with any

Shares owned by Parent and its affiliates and excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL)) at least one share more than one-half of the number of the Shares outstanding at the first time, irrevocably accepts for payment Shares validly tendered and not validly withdrawn pursuant to the Offer Acceptance Time (such condition, the “Minimum Condition”);

(ii)	any waiting period (or any extension thereof) under the HSR Act applicable to the Transactions shall have expired or been terminated (such condition, the “Regulatory Condition”);

(iii)

no governmental authority having jurisdiction over any party to the Merger Agreement has issued any order, nor any applicable law or other legal restraint, injunction or prohibition is in effect, that makes consummation of the Offer, the acquisition of Shares by Parent or Purchaser, the Merger or the other Transactions illegal or otherwise prohibited (such condition, the “Restraint Condition”);

(iv)

since the date of the Merger Agreement, there has not been any Effect that has had or would reasonably be expected to have a Company Material Adverse Effect (as defined in the Merger Agreement and described in Section 11 – “The Merger Agreement; Other Agreements” of the Offer to Purchase) (such condition, the “MAE Condition”);

(v)

the accuracy of Goldfield’s representations and warranties contained in the Merger Agreement (subject to de minimis, materiality and Company Material Adverse Effect (as defined in the Merger Agreement and described in Section 11 – “The Merger Agreement; Other Agreements”) qualifiers) (such condition, the “Representations Condition”);

(vi)

Goldfield having complied in all material respects with each of the covenants, obligations and agreements it is required to comply with or perform at or prior to the Effective Time (such condition, the “Covenants Condition”);

(vii)

Parent and Purchaser having received a certificate of Goldfield, signed by an officer of Goldfield, dated the date on which the Offer expires certifying that the MAE Condition, the Representations Condition and the Covenants Condition have been satisfied (the “Compliance Certificate Condition”);

(viii)	the Merger Agreement having not been terminated in accordance with its terms (such condition, the “Termination Condition”); and

(ix)	the occurrence of January 29, 2021 (the “Inside Date”) (such condition, the “Inside Date Condition”).

The foregoing conditions are for the sole benefit of Parent and the Purchaser and, subject to the terms and conditions of the Merger Agreement and applicable law, may be waived by Parent and the Purchaser, in whole or in part at any time and from time to time in their sole discretion, in each case subject to the terms of the Merger Agreement and to the extent permitted by applicable law. The failure by Parent, the Purchaser of any other affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time, subject to the applicable rules and regulations of the SEC.

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Offer to Purchase, the Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on its examination of publicly available information filed by Goldfield with the SEC and other publicly available information concerning Goldfield, the Purchaser is not aware of any governmental license or regulatory permit that appears to be material to Goldfield’s business that might be adversely affected by the Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Purchaser or Parent as contemplated herein. Should any such approval or other action be required, the Purchaser currently contemplates that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While the Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Goldfield’s business, or certain parts of Goldfield’s business might not have to be disposed of, any of which could cause the Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 – “Certain Conditions of the Offer.”

State Takeover Laws. A number of states (including Delaware, where Goldfield is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Goldfield Board has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, for purposes of Section 203 of the DGCL.

A number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

Goldfield, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 – “Certain Conditions of the Offer.”

Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the FTC, certain acquisition transactions may not be consummated until required information and documentary material has been furnished for review by the FTC and Antitrust Division of the Department of Justice (the “Antitrust Division”), and certain waiting period requirements have been satisfied. These requirements apply to the Purchaser’s acquisition of Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period which begins when Purchaser files a Pre-merger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. If the end of the 15 calendar day waiting period is set to fall on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 P.M., New York City time, the next business day. Purchaser and Goldfield will file a Pre-merger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger no later than December 8, 2020, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 P.M., New York City Time, on December 23, 2020, unless earlier terminated by the FTC and the Antitrust Division, or if Purchaser withdraws its HSR filing under 16 C.F.R. §803.12 or if Purchaser or Goldfield receives a formal request for additional information or documentary material prior to that time (referred to as a “Second Request”). If prior to the expiration or termination of this waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Merger would be extended for an additional period of up to 10 calendar days following the date of Purchaser’s or Goldfield’s (as applicable) substantial compliance with the Second Request. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act rules. After that time, absent Purchaser’s and Goldfield’s agreement, they can be prevented from closing only by court order. The FTC or the Antitrust Division may terminate the additional 10 calendar day waiting period before its expiration. In practice, complying with a Second Request can take a significant period of time. If the HSR Act waiting period expired or was terminated, completion of the Merger would not require an additional filing under the HSR Act if the Purchaser owns 50% or more of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Transactions expired or was terminated.

At any time before or after Purchaser’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, or seeking the divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of Goldfield or its subsidiaries or Purchaser or its subsidiaries. State attorneys general may also bring legal action under both state and Federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result of such challenge will be.

17.	Appraisal Rights.

No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger takes place pursuant to Section 251(h) of the DGCL stockholders who have not tendered their Shares pursuant to the Offer and who comply with the applicable legal requirements will have appraisal rights under Section 262 of the DGCL. If you choose to exercise your appraisal rights in connection with the Merger and you comply with the applicable legal requirements under the DGCL, you will be entitled to payment for your Shares based on a judicial determination of the fair value of your Shares, together with interest, as determined by the Delaware Court of Chancery. This value may be the same, more or less than the price that the Purchaser is offering to pay you in the Offer and the Merger. Moreover, the Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of such Shares is less than the price paid in the Offer and the Merger.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the discussion of appraisal rights in the Schedule 14D-9 as well as Section 262 of the DGCL, attached as Annex B to the Schedule 14D-9, carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time, such stockholder must do all of the following:

•

within the later of the consummation of the Offer, which shall occur on the date on which acceptance and payment for Shares occurs, and twenty days after the date of mailing of the notice of appraisal rights in the Schedule 14D-9 (which date of mailing is December 1, 2020), deliver to Goldfield at the address indicated below, a demand in writing for appraisal of such Shares, which demand must reasonably inform Goldfield of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such Shares in the Offer; and

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the rights of Goldfield’s stockholders to seek appraisal rights under Delaware law is qualified in its entirety by reference to Section 262 of the DGCL. The preservation and proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. Failure to fully and precisely follow the steps required by Section 262 of the DGCL for the perfection of appraisal rights may result in the loss of those rights. A copy of Section 262 of the DGCL is included as Annex B to the Schedule 14D-9.

Appraisal rights cannot be exercised at this time. The information provided above is for informational purposes only with respect to your alternatives if the Merger is completed. If you tender your Shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, upon the terms and subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

18.	Fees and Expenses.

Parent and the Purchaser have retained Innisfree M&A Incorporated to be the Information Agent and American Stock Transfer & Trust Company, LLC to be the Depositary and Paying Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy and personal interview and may request brokers, bankers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary and Paying Agent each will receive customary compensation for their respective services in connection with the Offer, will be reimbursed for customary expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor the Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and Paying Agent and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, bankers and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

19.	Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any state in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such state. However, the Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any such state and to extend the Offer to holders of Shares in such state.

No person has been authorized to give any information or to make any representation on behalf of Parent or the Purchaser not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Parent, the Purchaser, Goldfield or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

The Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 – “Certain Information Concerning Goldfield – Available Information.”

FR UTILITY SERVICES MERGER SUB, INC.

December 1, 2020

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER, PARENT, FIRST RESERVE AND CONTROLLING ENTITIES

1.	Purchaser

Purchaser is a Delaware corporation incorporated on November 12, 2020, with principal executive offices at 290 Harbor Drive, Stamford, CT 06902. The telephone number of its principal executive offices is (203) 661-6601. To date, Purchaser has engaged in no activities other than those incidental to its formation, and Purchaser does not expect to engage in any activities other than those related to the structuring and negotiation of the Offer and the Merger and arranging of the Equity Financing and the Debt Financing (as described below in Section 9 – “Source and Amount of Funds”) in connection with the Offer and the Merger. The Purchaser has no assets or liabilities other than its contractual rights and obligations related to the Merger Agreement. Until immediately prior to the time the Purchaser purchases Shares pursuant to the Offer, it is not anticipated that the Purchaser will have any significant assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Purchaser is a direct wholly owned subsidiary of Parent.

Directors and Executive Officers of the Purchaser

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of the Purchaser are set forth below.

Name	Position	Business Address and Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Jeffrey K. Quake	Director and President	290 Harbor Drive, Stamford, CT 06902 United States	Jeffrey K. Quake, Managing Director, joined First Reserve in 2005. Mr. Quake’s responsibilities include investment origination, execution and exit strategy, focusing on the global energy equipment manufacturing and services sector. Prior to joining First Reserve, he was a member of the investment team at J.P. Morgan’s private equity fund for five years. Prior to J.P. Morgan, he was a member of the Corporate Finance team at Lehman Brothers, Inc. Mr. Quake holds a B.A. from Williams College and an M.B.A. from Harvard Business School.

Michael A. Scardigli	Secretary	290 Harbor Drive, Stamford, CT 06902 United States	Michael A. Scardigli, Managing Director, joined First Reserve in 2008 as an Associate and returned to First Reserve as a Vice President in 2012 after earning his M.B.A. Mr. Scardigli’s responsibilities include investment origination and structuring, due diligence, execution and monitoring, focusing on the equipment, manufacturing and services sector. Prior to joining First Reserve, he was an Analyst in the Mergers and Acquisitions Group in the Investment Banking Division at Citigroup. Mr. Scardigli holds a B.A. from Georgetown University and an M.B.A. from the Wharton School of Business.

Name	Position	Business Address and Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Juan Diego Vargas	Treasurer	600 Travis, Suite 6000, Houston, TX 77002 United States	Juan Diego Vargas, Director, joined First Reserve in 2007 as an Associate and returned to First Reserve as a Vice President in 2012 after earning his M.B.A. Mr. Vargas’ responsibilities include investment origination and structuring, due diligence, execution and monitoring, focusing on the equipment, manufacturing and services sector, as well as the resources sector. Prior to joining First Reserve, he was an Analyst in the Financial Sponsors and Latin America Groups at Morgan Stanley. Mr. Vargas holds a B.B.A. from the University of Notre Dame and an M.B.A. from London Business School.

2.	Parent

Parent is a Delaware corporation incorporated on November 12, 2020, with principal executive offices at 290 Harbor Drive, Stamford, CT 06902. The telephone number of its principal executive offices is (203) 661-6601. The sole stockholder of Parent is First Reserve Fund XIV, L.P. The general partner of First Reserve Fund XIV, L.P. is First Reserve GP XIV, L.P. The general partner of First Reserve GP XIV, L.P. is First Reserve GP XIV Limited. To date, Parent has engaged in no activities other than those incidental to its formation, and Parent does not expect to engage in any activities other than those related to the structuring and negotiation of the Offer and the Merger and arranging of the Equity Financing and the Debt Financing (as described below in Section 9 – “Source and Amount of Funds”) in connection with the Offer and the Merger.

Directors and Executive Officers of Parent

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer or Parent are set forth below.

Name	Position	Business Address and Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Jeffrey K. Quake	Director and President	290 Harbor Drive, Stamford, CT 06902 United States	Jeffrey K. Quake, Managing Director, joined First Reserve in 2005. Mr. Quake’s responsibilities include investment origination, execution and exit strategy, focusing on the global energy equipment manufacturing and services sector. Prior to joining First Reserve, he was a member of the investment team at J.P. Morgan’s private equity fund for five years. Prior to J.P. Morgan, he was a member of the Corporate Finance team at Lehman Brothers, Inc. Mr. Quake holds a B.A. from Williams College and an M.B.A. from Harvard Business School.

Michael A. Scardigli	Director and Secretary	290 Harbor Drive, Stamford, CT 06902 United States	Michael A. Scardigli, Managing Director, joined First Reserve in 2008 as an Associate and returned to First Reserve as a Vice President in 2012 after earning his M.B.A. Mr. Scardigli’s responsibilities include investment origination and structuring, due diligence, execution and monitoring, focusing on the equipment, manufacturing and services sector. Prior

Name	Position	Business Address and Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
to joining First Reserve, he was an Analyst in the Mergers and Acquisitions Group in the Investment Banking Division at Citigroup. Mr. Scardigli holds a B.A. from Georgetown University and an M.B.A. from the Wharton School of Business.

Juan Diego Vargas	Director and Treasurer	600 Travis, Suite 6000, Houston, TX 77002 United States	Juan Diego Vargas, Director, joined First Reserve in 2007 as an Associate and returned to First Reserve as a Vice President in 2012 after earning his M.B.A. Mr. Vargas’ responsibilities include investment origination and structuring, due diligence, execution and monitoring, focusing on the equipment, manufacturing and services sector, as well as the resources sector. Prior to joining First Reserve, he was an Analyst in the Financial Sponsors and Latin America Groups at Morgan Stanley. Mr. Vargas holds a B.B.A. from the University of Notre Dame and an M.B.A. from London Business School.

3.	FIRST RESERVE

First Reserve Fund XIV, L.P. is a Cayman Islands exempted limited partnership with principal executive offices at 290 Harbor Drive, 5th Floor, Stamford CT 06902. The telephone number of its principal executive offices is (203) 661-6601. The general partner of First Reserve Fund XIV, L.P. is First Reserve GP XIV, L.P. The general partner of First Reserve GP XIV, L.P. is First Reserve GP XIV Limited.

Directors and Executive Officers of First Reserve

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each designated member of First Reserve Management are set forth below.

Name	Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Alex T. Krueger United States	President & CEO 290 Harbor Drive, Stamford, CT 06902	Alex T. Krueger, President and Chief Executive Officer, joined First Reserve in 1999 (previously, he served as Co-Chief Executive Officer from 2015-2017). Mr. Krueger is responsible for the overall management of the firm and sits on the Private Equity Funds’ Investment Committee, which is responsible for the supervision of the Firm’s investment program and strategy. Mr. Krueger also is responsible for the development and management of the Private Equity investment team. In addition, he maintains responsibilities for investment origination, structuring, execution, monitoring and exit strategy across the global energy industry, with particular expertise in the natural resources upstream sector. Prior to joining First Reserve, Mr. Krueger worked in the Energy group of Donaldson, Lufkin & Jenrette in Houston. Mr. Krueger holds two B.S. degrees from the University of Pennsylvania.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of Goldfield or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary and Paying Agent as follows:

The Depositary and Paying Agent for the Offer is:

By Mail:	By Overnight Courier:

American Stock Transfer & Trust Co., LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219	American Stock Transfer & Trust Co., LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

By Facsimile:

For Eligible Institutions Only:

718-234-5001

For Confirmation Only Telephone:

877-248-6417

Questions or requests for assistance may be directed to the Information Agent at the telephone numbers and address set forth below. Questions or requests for assistance or additional copies of the Offer to Purchase, this Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at the address and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Stockholders may call toll free: (877) 717-3930

Banks and Brokers may call collect: (212) 750-5833